This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted

Filed Pursuant to Rule 424(b)(2)
File No. 333-157644
Subject to completion, dated May 5, 2009

Prospectus supplement
(to prospectus dated April 22, 2009)

70,000,000 shares

Common stock

We are offering 70,000,000 shares of our common stock. Our common stock is traded on the NASDAQ Global Select Market® under the symbol “DPTR.” On May 4, 2009, the last reported sale price of our common stock was $3.28 per share.

Tracinda Corporation, the holder of approximately 39% of our common stock, and another stockholder have committed to purchase shares of common stock having an aggregate public offering price equal to approximately $90 million in this offering.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-11.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses to us	$	$

The underwriters may also purchase up to 10,500,000 additional shares from us at the initial price to the public, less the underwriting discounts and commissions, within 30 days from the date of this prospectus supplement to cover overallotments, if any.

The underwriters expect to deliver the shares to purchasers on or about May   , 2009.

Joint Book-Running Managers

J.P.Morgan	BMO Capital Markets	Deutsche Bank Securities

Senior Co-Manager

Barclays Capital

Co-Managers

KeyBanc Capital Markets
Natixis Bleichroeder Inc.
Capital One Southcoast

May   , 2009

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in each of this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus and any related free writing prospectus is accurate as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus and any related free writing prospectus when making your investment decision.

You should also read and consider the information in the documents we have referred you to in the section of the this prospectus supplement entitled “Incorporation of certain information by reference.”

ii

About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of our common stock and also adds, updates and changes information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the prospectus, which gives more general information, some of which may not apply to this offering of common stock. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under “Incorporation of certain information by reference” on page S-48 of this prospectus supplement before investing in our common stock.

Unless otherwise stated, information in this prospectus supplement assumes the underwriters will not exercise their over-allotment option to purchase up to shares.

Unless otherwise indicated or the context requires otherwise, all references in this prospectus supplement to “Delta,” “we,” “us,” or “our” are to Delta Petroleum Corporation and its consolidated subsidiaries.

iii

Summary

This summary provides a brief overview of the key aspects of the offering. This summary does not contain all of the information that may be important to you. For a more complete understanding you should read carefully this entire prospectus supplement and the related prospectus, including the “Risk Factors” section and the other documents we refer to and incorporate by reference.

Delta Petroleum Corporation

We are a Denver, Colorado based independent oil and gas company engaged primarily in the exploration for, and the acquisition, development, production, and sale of, natural gas and crude oil. Our core areas of operation are the Rocky Mountain and Gulf Coast Regions, which comprise the majority of our proved reserves, production and long-term growth prospects. We have a significant drilling inventory that consists of proved and unproved locations, the majority of which are located in our Rocky Mountain development projects. At December 31, 2008, we had estimated proved reserves that totaled 884.4 Bcfe, of which 20.5% were proved developed. For the year ended December 31, 2008, we reported net production of 68.2 Mmcfe per day.

As of December 31, 2008, our reserves were comprised of approximately 827.7 Bcf of natural gas and 9.5 Mmbbls of crude oil, or 93.6% gas on an equivalent basis. Approximately 95% of our proved reserves were located in the Rocky Mountains, 5% in the Gulf Coast and less than 1% in other locations. Our Piceance Basin properties contain nearly all of our proved undeveloped reserves. We expect that our drilling efforts and capital expenditures will continue to focus increasingly on the Rockies, where approximately 82% of our fiscal 2009 drilling budget is allocated and more than one-half of our undeveloped acreage is located. As of December 31, 2008, we controlled approximately 893,000 net undeveloped acres, representing approximately 97% of our total acreage position. We retain a high degree of operational control over our asset base, with an average working interest in excess of 85% (excluding our Columbia River Basin properties) as of December 31, 2008. This provides us with controlling interests in a multi-year inventory of drilling locations, positioning us to resume reserve and production growth through our drilling operations when commodity prices support such activity. We also have a controlling ownership interest in a drilling company that owns 19 drilling rigs primarily located in the Rocky Mountain Region. We concentrate our exploration and development efforts in fields where we have operational control and can apply our technical exploration and development expertise and accumulated experience.

Business strengths

Despite the near-term challenges to our business, we believe we have important strengths that could contribute to our growth in the future, when economic and other conditions improve. These strengths include:

Multi-year inventory of attractive development drilling locations

We believe there are substantial quantities of hydrocarbons that will be produced in the future from the fields on our acreage position. We have identified a multi-year inventory of over 2,300 net development drilling locations. Most of these development drilling locations are located in proven hydrocarbon basins, such as our core development asset in the Piceance Basin, containing reservoirs that we believe, based on drilling results and well performance, possess predictable geologic attributes and consistent reservoir characteristics, which lead to reliable drilling results.

Historical reserve growth track record

We experienced significant reserve growth over the past four years through a combination of acquisitions and drilling successes. Although prior to 2005 the majority of our reserve and production growth came through acquisitions, in the past several years we achieved significant growth as a result of our development drilling. In 2009 we are focused on the efficient deployment of available capital to maintain production levels until improved commodity prices support more aggressive drilling activity. When conditions improve, however, we anticipate that our development drilling program will produce a majority of our reserve and production growth.

Significant leasehold in high potential plays

We have significant undeveloped, unproved acreage positions in the Columbia River Basin of Washington and Oregon, the Haynesville shale in Texas and the Central Utah Hingeline, each of which has gained substantial interest within the exploration sector due to the large potential for meaningful hydrocarbon accumulations. There are other mid-size and large independent exploration and production companies conducting drilling activities in these areas. We are currently drilling our first operated well in the Columbia River Basin and expect to be at total depth in May 2009.

Operational control

As of December 31, 2008, we controlled approximately 893,000 net undeveloped acres, representing approximately 97% of our total net acreage position. We retain a high degree of operational control over our asset base, through a high average working interest or by acting as the operator in our areas of significant activity. This provides us with controlling interests in a multi-year inventory of drilling locations, positioning us for future reserve and production growth through our drilling operations when commodity pricing supports greater growth focused drilling activity. As the operator, we are able to control the timing, level and allocation of our drilling capital expenditures and the technology and methods utilized in the planning, drilling and completion processes. We also believe that this level of ownership and control may enable us to seek joint ventures or industry partnerships on our leaseholds. In addition, we own a 49.8% interest in DHS Drilling Company (“DHS”) providing us with a contractual right of priority access to 19 drilling rigs owned by DHS.

Experienced management and operational team with advanced exploration and development technology knowledge

Our senior management team has an average of 25 years of experience in the oil and gas industry, and has a proven track record of creating value both organically and through strategic acquisitions. Our management team is supported by an active board of directors with extensive experience in the oil and gas industry. Our experienced technical staff utilizes sophisticated geologic and 3-D seismic models to enhance predictability and reproducibility over significantly larger areas than historically possible. We also utilize frac technology in completing our wells to substantially increase near-term production, resulting in faster payback periods and higher rates of return and present values. Our team has successfully applied these techniques, normally associated with completions in the most advanced Rocky Mountain natural gas fields.

Updated information on our debt and liquidity

We currently are in default under our credit agreements and have significant immediate and long-term obligations in excess of our existing sources of liquidity. We have taken several steps to mitigate our liquidity concerns, including entering into two forbearance agreements with our lenders described below and actively pursuing capital raising activities in addition to this offering, such as potential joint ventures or other industry partnerships, or non-core asset dispositions. In addition, we have reduced our capital expenditure program and implemented additional cost saving measures, including a reduction in force affecting approximately one-third of our personnel and salary reductions for our executive officers and certain members of senior management. While these steps along with this offering and receipt of the net proceeds from the favorable litigation award described below will mitigate our liquidity concerns, we can provide no assurances that we will have sufficient resources to fund our cash needs in the future, even after receiving the proceeds of this offering and the litigation award. Our ability to fund our cash needs during that period will be dependent on improved natural gas and oil prices, decreased operating costs, and success in our efforts to access additional capital markets funding, make non-core assets dispositions or receive financial support from new joint venture partners. Based on the steps we have taken and assuming natural gas prices consistent with applicable current quoted natural gas and crude oil futures prices, we expect to be in compliance with our credit agreement covenants and have adequate liquidity for the next 12 months.

Delta credit agreement

As of December 31, 2008 and March 31, 2009, we were not in compliance with certain covenants in our credit agreement, pursuant to which we had $294.5 million in borrowings outstanding at December 31, 2008 and $293.8 million at March 31, 2009. As a result, we entered into an amendment to our credit agreement that waived these covenant defaults through April 15, 2009, and required us to raise net proceeds of at least $140.0 million through our capital raising efforts, and to use approximately $70.0 million (based on outstanding borrowings of $293.8 million at March 31, 2009) of the amounts raised to reduce the amounts outstanding under the credit agreement to not more than $225.0 million (with a $185.0 million conforming base), which will be the borrowing base until the next redetermination date on September 1, 2009. We will apply most of the balance of the net proceeds of the capital raising to pay accounts payable (we had $139.6 million of accounts payable at March 31, 2009). The terms of the amendment have been subsequently modified twice with the result that the waiver of covenant defaults extends through May 15, 2009. The amendments also increased the variable interest rates payable under the credit agreement and made certain additional changes. The credit agreement and amendments to it are described further in Note 6 to our consolidated financial statements in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which is incorporated in this prospectus supplement by reference.

In accordance with the terms of our credit agreement, we have entered into derivative contracts which establish a floor price for 40% our anticipated production for the last two quarters of 2009, 70% for the calendar year 2010 and 50% for the calendar year 2011.

As a result of the covenant defaults we classified the $294.5 million of debt outstanding under the credit agreement as of December 31, 2008 ($293.8 million at March 31, 2009) as a current liability in our consolidated balance sheet. Because of our net loss attributable to Delta common stockholders of $456.1 million for the year ended December 31, 2008, our working capital deficiency of $341.8 million, including the debt outstanding under our credit agreement classified as a current liability, and our significant immediate and long-term obligations in excess of our existing sources of liquidity, our auditors have issued an audit report on our 2008 annual financial statements that contains a “going concern” explanatory paragraph. See Note 2 to our consolidated financial statements in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 incorporated by reference into this prospectus supplement.

DHS credit agreement

DHS is currently not in compliance with a covenant in its credit agreement, pursuant to which it had $93.6 million outstanding as of March 31, 2009.

On August 15, 2008, DHS entered into an agreement with Lehman Commercial Paper, Inc. (“LCPI”) to amend its existing LCPI credit facility. The revised agreement increased the borrowing base from $75.0 million to $150.0 million. Because of LCPI’s bankruptcy and default, DHS does not have any additional borrowing capacity under the LCPI facility. As of March 31, 2009, DHS was in compliance with its quarterly financial covenants. However, under the revised agreement DHS has an obligation to provide to LCPI by March 31 of each year audited financial statements reported on without a going concern qualification or exception by its independent auditor. DHS was unable to provide such audited financial statements as required, and, accordingly, DHS was not in compliance with this covenant at March 31, 2009. As a result, we have classified the entire $93.6 million of debt outstanding under the DHS credit agreement as a current liability in our consolidated balance sheet as of March 31, 2009.

Subsequently, on April 22, 2009, DHS entered into a forbearance agreement (the “DHS Forbearance”) with LCPI in which LCPI agreed to forbear until May 15, 2009 from exercising its rights and remedies under the credit agreement including, among other actions, acceleration of all amounts due under the credit agreement or foreclosure on the DHS rigs and other assets pledged as collateral, including accounts receivable. The DHS credit agreement is non-recourse to Delta.

In conjunction with the DHS Forbearance, DHS paid a fee of $250,000 and made a $1.25 million prepayment on the credit agreement. During the forbearance period, DHS must use 75% of any accounts receivable collected to pay down its credit agreement. Delta is a significant debtor of DHS, with accounts payable to DHS of approximately $25 million as of March 31, 2009. We intend to apply $20 million of the proceeds from this offering to payment of these accounts payable, and DHS is required to use 75% of such amount to make a pre-payment on its credit agreement.

We expect that DHS will be unable to satisfy certain additional covenants in the credit agreement during the second quarter of 2009. DHS intends to seek to re-negotiate its credit agreement with LCPI following this offering. If it is unable to reach a mutually satisfactory arrangement with LCPI, LCPI could seek to accelerate payment of the loan and foreclose on DHS’ assets, and we expect DHS would resist those efforts in view of LCPI’s defaults.

California litigation proceeds

We have been awarded damages from the United States government in two separate judgments rendered at different times in the amounts of $60.0 million and $91.4 million, respectively, in a breach of contract case involving oil and gas leases that are located offshore California. The two judgments are at different stages of the litigation process.

When the government did not seek Supreme Court review of the $60.0 million judgment after it was affirmed on appeal, we and the other plaintiffs in the case filed a motion with the United States Court of Federal Claims (the “Court”) requesting an order requiring the government to file its certifications with the Department of the Treasury within 10 days after the Court issues its order enforcing the judgment and requiring that the judgment be paid within 14 days thereafter. The government is attempting to delay payment of $3.4 million of the amount due but has informed the Court that $56.6 million is currently being processed for payment. A hearing on the motion has been set for May 6, 2009. We have recorded the $60.0 million judgment amount as offshore litigation awards receivable on our balance sheet as of March 31, 2009.

On March 26, 2009, we entered into a Contingent Payment Rights Purchase Agreement (the “Purchase Agreement”) with Tracinda Corporation, a holder of approximately 39% of our outstanding common stock. Subject to the terms and conditions of the Purchase Agreement, on March 26, 2009, Tracinda Corporation purchased a contingent payment right for $14.9 million, and subsequently purchased an additional contingent payment right for $10.1 million on April 1, 2009. The contingent payment rights provide Tracinda Corporation with the right to receive up to approximately $27.9 million of the $60.0 million judgment amount that we anticipate receiving in connection with this litigation. After paying $27.9 million to Tracinda Corporation and $11.3 million to other interest holders, Delta will retain $20.8 million.

On February 25, 2009 we received a second judgment of $91.4 million in our favor. This judgment is currently being appealed by the government. See “Description of property—Offshore California litigation.”

Recent financial and operational results and outlook

First quarter 2009 results

For the three months ended March 31, 2009, net loss attributable to Delta common stockholders was $25.6 million, or $0.25 per diluted common share, compared to net loss attributable to Delta common stockholders of $20.8 million, or $0.26 per diluted common share, for the three months ended March 31, 2008. The increased loss was due to stagnating natural gas prices and higher operating expenses compared to the corresponding period in the previous year, partially offset by a gain of $31.3 million relating to the litigation judgment described in “Description of property - Offshore California litigation.” Excluding such gain, our net loss attributable to Delta common stockholders would have been $56.8 million.

During the three months ended March 31, 2009, natural gas and crude oil sales decreased 59% to $22.2 million, as compared to $53.8 million for the comparable period a year earlier. The decrease was principally the result of a 61% decrease in natural gas prices and a 65% decrease in oil prices, which was partially offset by an 18% increase in production on an Mcfe basis. We produced 5,050 Mmcf of natural gas and 212 Mbbl of oil in the three months ended March 31, 2009, compared to 3,768 Mmcf of natural gas and 266 Mbbl of oil for the three months ended March 31, 2008. The average natural gas price received during the three months ended March 31, 2009 decreased to $3.07 per Mcf compared to $7.83 per Mcf for the year earlier period. The average oil price received during the three months ended March 31, 2009 decreased to $31.44 per Bbl compared to $91.09 per Bbl for the year earlier period.

Our cash flow provided from operating activities decreased from $7.1 million for the three months ended March 31, 2008 to cash used in operating activities of $5.9 million for the three months ended March 31, 2009. The significant decrease in cash flow is primarily a result of lower natural gas and crude oil prices coupled with higher operating costs.

See our consolidated financial statements and notes to our consolidated financial statements in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 for a more complete description of our results for the quarter ended March 31, 2009. In addition, for a more complete understanding of the Company’s operations and financial position, reference is made to the consolidated financial statements of the Company, and related notes thereto, in our Current Report on Form 8-K dated May 5, 2009.

2009 outlook

We continue to expect our 2009 oil and gas production to stay relatively flat as compared to 2008 levels due to the limited drilling program we expect for 2009. For calendar year 2009, we have preliminarily established a drilling and completion budget of approximately $52.0 million which is substantially below our actual expenditures in 2008. We are concentrating a substantial portion of this budget on the development of our Piceance Basin assets in the Rockies, and to a lesser extent, our Columbia River Basin exploration project. These plans could be revised dependent upon our available capital and the outlook for natural gas prices. Such changes could cause our production expectations for 2009 also to be revised. As the current downturn in natural gas prices persists, costs associated with drilling, completing and equipping wells have decreased significantly.

The exploration for and the acquisition, development, production, and sale of, natural gas and crude oil are highly competitive and capital intensive. As in any commodity business, the market price of the commodity produced and the costs associated with finding, acquiring, extracting, and financing the operation are critical to our profitability and long-term value creation for stockholders. Generating long-term reserve and production growth represents an ongoing focus for management, and is made particularly important in our business given the natural production and reserve decline associated with producing oil and gas properties.

Company information

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “DPTR.”

We were originally incorporated in 1984 and have been publicly held since 1987. Effective January 31, 2006, we changed our state of incorporation from Colorado to Delaware through a reincorporation merger.

Our principal executive offices are located at 370 Seventeenth Street, Suite 4300, Denver, Colorado 80202. Our telephone number is 303-293-9133. We also maintain a website at www.deltapetro.com, which contains information about us. Our website and the information contained in and connected to it are not a part of this prospectus.

The offering

Issuer	Delta Petroleum Corporation.

Nasdaq Global Select Market Symbol	DPTR.

Shares of common stock offered	70,000,000 shares.

Common stock outstanding following the offering(1)	172,822,000 shares.

Over-allotment option	10,500,000 shares.

Participation	Tracinda Corporation, the holder of approximately 39% of our common stock, and another stockholder have committed to purchase shares of common stock having an aggregate public offering price equal to approximately $90 million in this offering.

Use of proceeds	We estimate that the net proceeds from this offering, after deducting estimated fees and expenses and underwriting discounts and commissions, will be approximately $ million ($ million if the underwriters exercise their option to purchase additional shares of common stock in full).

We intend to use at least $70.0 million of the net proceeds from this offering to reduce amounts outstanding under our credit agreement, and the balance for working capital, primarily for reduction of accounts payable. See “Use of Proceeds.”

We intend to use more than 10% of the net proceeds of this offering to reduce outstanding indebtedness under our credit agreement owed by us to affiliates of the underwriters. Accordingly, this offering is being conducted in accordance with the applicable requirements of Rule 5110(h) of the Financial Industry Regulatory Authority (“FINRA”). Pursuant to that rule, the public offering price of the common stock can be no lower than that recommended by a “qualified independent underwriter,” as defined by the FINRA.

Risk Factors	An investment in the common stock involves a significant degree of risk. We urge you to carefully consider all of the information described in the section entitled “Risk Factors” beginning on page S-11.

See “Description of Common Stock” on page 15 of the accompanying prospectus for additional information regarding the common stock to be issued in the offering.

(1)	The information above and elsewhere in this prospectus supplement regarding outstanding shares of our common stock is based on 102,822,000 shares of common stock outstanding as of March 31, 2009. As of March 31, 2009, we had 1,498,000 options outstanding at a weighted average exercise price of $8.50.

Summary consolidated financial and operating data

The summary consolidated financial and operating data below for the quarters ended March 31, 2009 and 2008, and the years ended December 31, 2008, 2007 and 2006 have been derived from the unaudited (in the case of the quarterly information) and audited (in the case of the annual information) consolidated financial statements of Delta that are incorporated by reference in this prospectus supplement and the accompanying prospectus, and are qualified by reference to such consolidated financial statements. The information contained in the table below should be read in conjunction with our annual and interim consolidated financial statements and accompanying notes included in our Quarterly Report on 10-Q for the quarter ended March 31, 2009 and our Current Report on Form 8-K dated May 5, 2009, all of which are incorporated into this prospectus supplement by reference.

	Quarter Ended March 31,		Year Ended December 31,

(in thousands, except per share data)	2009	2008	2008	2007	2006

Consolidated statement of operations data:
Revenue:
Oil and gas sales	$22,158	$53,760	$221,733	$123,729	$102,540
Contract drilling and trucking fees	5,213	10,720	49,445	58,358	59,603
Gain (loss) on hedging instruments, net	—	—	—	12,854	(4,712)
Gain on sale of oil and gas properties	—	—	—	—	20,034
Gain on offshore litigation award	31,285	—	—	—	—

Total revenue	58,656	64,480	271,178	194,941	177,465

Operating expenses:
Oil and gas operating expenses	14,681	13,455	56,978	32,419	24,208
Exploration expense	1,060	1,002	10,975	9,062	4,690
Dry hole costs and impairments	1,443	2,339	438,963	87,459	16,001
Depreciation, depletion and amortization—oil and gas	26,822	23,039	99,125	73,875	55,245
Drilling and trucking operating expenses	5,256	6,823	32,594	37,698	35,504
Goodwill and drilling equipment impairments	—	—	29,349	—	—
Depreciation and amortization—drilling and trucking	5,792	3,643	14,134	16,021	13,010
General and administrative expense	12,630	13,421	53,607	49,621	35,696

Total operating expenses	67,684	63,722	735,725	306,155	184,354

	Quarter Ended March 31,		Year Ended December 31,

(in thousands, except per share data)	2009	2008	2008	2007	2006

Operating income (loss)	(9,028)	758	(464,547)	(111,214)	(6,889)

Other non-operating income (expense)	(20,989)	(22,486)	(15,444)	(32,738)	(13,690)

Loss from continuing operations before income taxes and discontinued operations	(30,017)	(21,728)	(479,991)	(143,952)	(20,579)
Income tax expense (benefit)	(583)	(597)	(11,723)	5,010	(8,546)

Loss from continuing operations	$(29,434)	$(21,131)	$(468,268)	$(148,962)	$(12,033)

Per share data:
Income (loss) from continuing operations attributable to Delta common stockholders per common share:
Basic	$(0.25)	$(0.26)	$(4.78)	$(2.41)	$(0.28)
Diluted	(0.25)	(0.26)	(4.78)	(2.41)	(0.27)
Consolidated balance sheet data:
Cash and cash equivalents	$24,506	$37,881	$65,475	$9,793	$7,666
Other current assets	201,719	181,106	157,282	123,844	55,703
Total assets	1,885,285	1,992,099	1,894,963	1,110,054	932,614
Current liabilities	280,546	160,187	564,528	143,196	98,764
Long-term debt, including current portion	637,683	324,096	637,473	393,468	367,263
Other long-term liabilities	202,439	294,075	195,943	13,239	7,674
Total equity	764,617	1,213,741	791,494	560,151	458,913
Working capital (deficit)	(441,769)	45,696	(341,771)	(9,559)	(36,211)
Consolidated cash flow data:
Cash provided by (used in) operating activities	$(5,908)	$7,097	$140,676	$87,003	$54,499
Cash used in investing activities	(48,839)	(567,338)	(982,616)	(326,552)	(204,198)
Cash provided by financing activities	13,778	588,330	897,622	241,676	151,846
Production data:
Natural gas (Mmcf)	5,050	3,768	18,948	11,253	8,023
Oil (Mbbl)	212	266	993	1,085	1,355
Total (Mmcfe)	6,324	5,367	24,908	17,763	16,147

Risk factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement including the additional risk factors contained in our Annual Report on Form 10-K for the year ended December 31, 2008 which is incorporated by reference in this prospectus supplement, before making an investment decision. Our business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks. The market or trading price of our securities could decline due to any of these risks, and you could lose all or a part of your investment. In addition, please read “Cautionary statement regarding forward-looking statements” in the accompanying prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement. Please note that additional risks not presently known to us or that we currently deem immaterial may also adversely affect our business and operations.

Risks relating to our business and industries

We incurred operating and net losses in 2008 and the first quarter of 2009, and may continue to be adversely affected by low natural gas prices.

We incurred an operating loss of $464.5 million and a net loss attributable to Delta common stockholders of $456.1 million in 2008. For the three month period ended March 31, 2009, our operating loss was $9.0 million and our net loss attributable to Delta common stockholders was $25.6 million. Our results of operations are affected by changes in natural gas and oil prices, which declined significantly during the fourth quarter of 2008 and the first quarter of 2009 and remain at low levels. There is a significant glut in natural gas production in the United States, and it may continue to depress prices regardless of general economic conditions. In addition, current economic fundamentals portray a dismal outlook for natural gas prices for at least a significant portion of 2009. Until natural gas and oil prices increase significantly, our results will continue to be adversely affected.

We are not in compliance with certain financial covenants in our credit agreement, and we face significant immediate requirements to fund obligations in excess of our existing sources of liquidity.

We are not in compliance with certain covenants in our credit agreement, pursuant to which we had $293.8 million in borrowings outstanding as of March 31, 2009. As a result of the covenant defaults, we classified the debt outstanding under our credit agreement as of December 31, 2008 as a current liability in our consolidated balance sheet. As of December 31, 2008 and March 31, 2009, we had working capital deficiencies of $341.8 million and $441.8 million, respectively. The debt outstanding under our credit agreement has not been accelerated because we have entered into a forbearance agreement with the lenders thereunder which expires on May 15, 2009. See “Use of proceeds—Delta credit agreement” herein and Note 6 in our Quarterly Report on Form 10-Q which is incorporated into this prospectus supplement by reference. Because of our net loss attributable to Delta common stockholders of $456.1 million for the year ended December 31, 2008, our working capital deficiency of $341.8 million at that date, including the debt outstanding under our credit agreement, and our significant immediate and long-term obligations in excess of our existing sources of liquidity, our auditors have issued an audit report on our 2008 annual financial statements that contains a “going concern” explanatory paragraph.

We have taken several steps to mitigate our liquidity concerns, including entering into two forbearance agreements with our lenders described below and actively pursuing capital raising activities in addition to this offering, such as potential joint ventures or other industry partnerships, or non-core asset dispositions. In addition, we have reduced our capital expenditure program and implemented additional cost saving measures, including a reduction in force affecting approximately one-third of our personnel and salary reductions for our executive officers and certain members of senior management. While these steps along with this offering and receipt of the net proceeds from the favorable litigation award described below will mitigate our liquidity concerns, we can provide no assurances that we will have sufficient resources to fund our cash needs in the future, even after receiving the proceeds of this offering and the litigation award. Our ability to fund our cash needs during that period will be dependent on improved natural gas and oil prices, decreased operating costs, and success in our efforts to access additional capital markets funding, make non-core assets dispositions or receive financial support from new joint venture partners. No assurances can be given that any of such factors will occur or be available. There can be no assurance that we will in fact meet our covenant requirements in the foreseeable future. If we do not meet these covenants, our lenders would be entitled to accelerate our outstanding debt in accordance with the terms of the credit agreement, and we may be unable to negotiate another forbearance agreement with them. If we are unsuccessful in negotiating a forbearance agreement, we cannot assure you that we will not have to seek bankruptcy protection.

Sources of liquidity sufficient to fund our current operations may be unavailable to us.

Our efforts to improve our liquidity position will be very challenging given the current economic climate. Current economic fundamentals portray a dismal outlook for the oil and natural gas exploration and development business for at least the remainder of 2009 due to extremely low and volatile oil and natural gas prices, in particular natural gas prices, since sales of natural gas represent approximately 80% of our total revenues for the quarter ended March 31, 2009, coupled with a global recession that is projected to be the longest and most severe in the post-World War II period. These economic conditions have resulted in a decline in our revenues, cash flow, and available capital, and have caused us to significantly decrease our drilling activities and operations. Moreover, the full effect of many of the actions that we have taken to improve our liquidity will not be realized until later in 2009, even if they are successfully implemented.

There is no assurance that industry or capital markets conditions will improve in the near term. Even if we implement the planned capital raising transactions, including the successful consummation of this offering, and the operating actions that are substantially within our control, our estimated liquidity in the future may not be sufficient to operate our business and to satisfy the requirements of our credit agreements.

DHS has significant near-term liquidity issues.

DHS is currently not in compliance with a covenant in its credit agreement, pursuant to which it had $93.6 million outstanding as of March 31, 2009.

On August 15, 2008, DHS entered into an agreement with Lehman Commercial Paper, Inc. (“LCPI”) to amend its existing LCPI credit facility. The revised agreement increased the borrowing base from $75.0 million to $150.0 million. Because of LCPI’s bankruptcy and default, DHS does not have any additional borrowing capacity under the LCPI facility. As of March 31, 2009, DHS was in compliance with its quarterly financial covenants. However, under the revised agreement, DHS has an obligation to provide to LCPI by March 31 of each year audited financial statements reported on without a going concern qualification or exception by the independent auditor. DHS was unable to provide audited financial statements not containing an explanatory paragraph related to its ability to continue as a going concern and accordingly, DHS was not in compliance with this covenant at March 31, 2009. As a result, we have classified the entire $93.6 million of debt outstanding under the DHS credit agreement as a current liability in our consolidated balance sheet as of March 31, 2009.

Subsequently, on April 22, 2009, DHS entered into a forbearance agreement (the “DHS Forbearance”) with LCPI in which LCPI agreed to forbear until May 15, 2009 from exercising its rights and remedies under the credit agreement including, among other actions, acceleration of all amounts due under the credit facility or foreclosure on the DHS rigs and other assets pledged as collateral, including accounts receivable.

In conjunction with the DHS Forbearance, DHS paid a fee of $250,000 and made a $1.25 million prepayment on the credit agreement. During the forbearance period, DHS must use 75% of any accounts receivable collected to pay down its credit agreement. Delta is a significant debtor of DHS, with accounts payable to DHS of approximately $25 million as of March 31, 2009. We intend to apply $20 million of the proceeds from this offering to payment of these accounts payable, and DHS is required to use 75% of such amount to make a pre-payment on its credit agreement.

We expect that DHS will be unable to satisfy certain additional covenants in the credit agreement during the second quarter of 2009. DHS intends to seek to re-negotiate its credit agreement with LCPI following this offering. If it is unable to reach a mutually satisfactory arrangement with LCPI, LCPI could seek to accelerate payment of the loan and foreclose on DHS’ assets. All of the DHS rigs are pledged as collateral for the DHS credit agreement, and would be subject to foreclosure in the event of a default under the credit agreement. In the event DHS is deemed insolvent, we may need to writedown or write-off our investment in DHS.

Natural gas and oil prices are volatile. Declining prices have adversely affected our financial position, financial results, cash flows, access to capital and ability to grow.

Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for the natural gas and oil we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow from banks is subject to periodic redeterminations based on prices specified by our lenders at the time of redetermination. In addition, we may have asset carrying value writedowns if prices fall, as was the case in 2008.

Historically, the markets for natural gas and oil have been volatile and they are likely to continue to be volatile. Wide fluctuations in natural gas and oil prices may result from relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and other factors that are beyond our control, including:

•	worldwide and domestic supplies of natural gas and oil;

•	the level of consumer demand;

•	overall domestic and global economic conditions;

•	the price and availability of alternative fuels;

•	the proximity and capacity of natural gas pipelines and other transportation facilities;

•	the price and level of foreign imports;

•	weather conditions;

•	domestic and foreign governmental regulations and taxes;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls; and

•	political instability or armed conflict in oil-producing regions.

These factors and the volatility of the energy markets make it extremely difficult to predict future natural gas and oil price movements with any certainty. Declines in natural gas and oil prices not only reduce revenue, but also reduce the amount of natural gas and oil that we can produce economically and, as a result, have had, and could in the future have a material adverse effect on our financial condition, results of operations, cash flows and reserves.

Further, natural gas and oil prices do not necessarily move in tandem. Because approximately 94% of our reserves at December 31, 2008 were natural gas reserves, we are more affected by movements in natural gas prices.

Further reduction of our credit ratings, or failure to restore our credit ratings to higher levels, could have a material adverse effect on our business.

Our credit ratings have been downgraded to historically low levels. As of April 28, 2009, our corporate rating and senior unsecured debt rating were Caa3 and Ca, respectively, as issued by Moody’s Investors Service. Moody’s outlook is “negative.” As of April 28, 2009, our corporate credit and senior unsecured debt ratings were CCC and CC, respectively, as issued by Standard and Poor’s. S&P’s outlook is on “credit watch.” Our credit ratings reflect the agencies’ concerns over our financial strength. Our current credit ratings reduce our access to the unsecured debt markets and will unfavorably impact our overall cost of borrowing. Further downgrades of our current credit ratings or significant worsening of our financial condition could adversely affect our borrowing costs, reduce our access to capital and increase interest costs on our borrowings, and could also result in increased demands by our suppliers for accelerated payment terms or other more onerous supply terms.

Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under our indebtedness and to third parties generally.

As of March 31, 2009, our total outstanding indebtedness was $637.7 million, including $293.8 million of outstanding borrowings drawn under our credit agreement which are classified as a current liability in our consolidated balance sheet, which is incorporated into this prospectus supplement by reference to our Quarterly Report on Form 10-Q. In addition, as of March 31, 2009, $93.6 million of outstanding borrowings by our subsidiary DHS under its credit facility were classified as a current liability. Our indebtedness (excluding installments payable on property acquisitions secured by restricted cash deposits) represented 45.5% of our total book capitalization (total debt, excluding installments payable, plus total equity) at March 31, 2009. As of March 31, 2009, we had no additional availability under our credit agreement, and we will continue to have no availability even after giving effect to the net proceeds from this offering.

Upon consummation of this offering, our borrowing base will be reduced to $225 million until the next scheduled redetermination date (September 1, 2009), which will require repayments of at least $70.0 million in accordance with the terms of our credit agreement. Our 7% senior notes indenture currently limits our incurrence of additional secured borrowings. Our degree of leverage could have important consequences, including the following:

•	it may limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, further exploration, debt service requirements, acquisitions and general corporate or other purposes;

•	a substantial portion of any cash flows from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes, including our operations, capital expenditures and future business opportunities;

•	the debt service requirements of other indebtedness in the future could make it more difficult for us to satisfy our financial obligations;

•	certain of our borrowings, including borrowings under our credit agreement, are at variable rates of interest, exposing us to the risk of increased interest rates;

•	as we have pledged most of our natural gas and oil properties and the related equipment, inventory, accounts and proceeds as collateral for the borrowings under our credit agreement, they may not be pledged as collateral for other borrowings and would be at risk of foreclosure in the event of a default thereunder;

•	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt;

•	our business is vulnerable in the present downturn to general economic conditions, and we will be unable to carry out capital spending and exploration activities that are important to our growth; and

•	we currently are out of compliance with covenants under our credit agreement, which have required us to seek waivers and/or forbearance agreements from our lenders. In the future, waivers and/or forbearance agreements may be more difficult to obtain because of the current economic environment. As discussed above, the credit agreement requires us to repay significant amounts outstanding under our credit agreement in the near term, and failure to do so could result in acceleration of amounts due thereunder.

We may incur additional debt, including secured indebtedness, or issue preferred stock in order to maintain adequate liquidity, develop our properties and make future acquisitions. A higher level of indebtedness increases the risk that we may default on our obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, natural gas and oil prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets, the number of shares of capital stock we have authorized, unissued and unreserved, and our performance at the time we need capital.

In addition, our bank borrowing base is subject to periodic redetermination, with the next determination date scheduled for September 1, 2009. A further reduction to our borrowing base could require us to repay indebtedness of amounts outstanding above the borrowing base, or we might be required to provide the lenders with additional collateral. We are currently engaged in seeking capital, in addition to the net proceeds from this offering, from a number of sources, including potential joint ventures or similar industry partnerships to enhance our liquidity. We may not be able to complete some or any of these steps. Even if we do, we cannot assure you that the terms will be satisfactory to us or sufficiently enhance our liquidity.

The current financial crisis may impact our business and financial condition in ways we cannot predict.

The continued credit crisis and related turmoil in the global financial system may continue to have an impact on our business and our financial condition, and we may continue to face challenges if conditions in the financial markets do not improve. Anticipated internally generated cash flow, cash resources and other sources of liquidity historically have not been sufficient to fund all of our expenditures, and we have relied on the capital markets and asset monetization transactions to provide us with additional capital. Our ability to access the capital markets has been restricted as a result of this crisis and may be restricted in the future when we would like, or need, to raise capital. The financial crisis may also limit the number of prospects for our potential joint venture or asset monetization transactions or reduce the values we are able to realize in those transactions, making these transactions uneconomic or difficult to consummate and limit our ability to attract joint venture partners to develop our reserves. The economic situation could also adversely affect the collectability of our trade receivables and cause our commodity hedging arrangements, if any, to be ineffective if our counterparties are unable to perform their obligations or seek bankruptcy protection. Additionally, the current economic situation could lead to further reduced demand for natural gas and oil, or lower prices for natural gas and oil, or both, which would have a negative impact on our revenues.

We have recently engaged in, and marketed certain of our assets in, joint venture transactions that monetize, or would monetize, a portion of our investment in certain plays and provide drilling cost carries for our retained interest. If our joint venture partners in these transactions and proposed transactions, if completed, were not able to meet their obligations under these arrangements, we may be required to fund these expenditures from other sources or further reduce our drilling activities. In addition, we cannot assure you that we will complete any such proposed transaction.

Information concerning our reserves is uncertain.

There are numerous uncertainties inherent in estimating quantities of proved reserves and cash flows from such reserves, including factors beyond our control. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of an estimate of quantities of oil and natural gas reserves, or of cash flows attributable to such reserves, is a function of the available data, assumptions regarding future oil and natural gas prices, availability and terms of financing, expenditures for future development and exploitation activities, and engineering and geological interpretation and judgment. Reserves and future cash flows may also be subject to material downward or upward revisions based upon production history, development and exploitation activities, oil and natural gas prices and regulatory changes. Actual future production, revenue, taxes, development expenditures, operating expenses, quantities of recoverable reserves and value of cash flows from those reserves may vary significantly from our assumptions and estimates. In addition, reserve engineers may make different estimates of reserves and cash flows based on the same data. Further, the difficult financing environment may inhibit our ability to finance development of our reserves in the future.

The estimated quantities of proved reserves and the discounted present value of future net cash flows attributable to those reserves as of December 31, 2008, 2007 and 2006 included in our periodic reports filed with the SEC were prepared by our independent reserve engineers in accordance with the rules of the SEC, and are not intended to represent the fair market value of such reserves. As required by the SEC, the estimated discounted present value of future net cash flows from proved reserves is generally based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. In addition, the 10% discount factor, which the SEC requires to be used to calculate discounted future net revenues for reporting purposes, is not necessarily the most appropriate discount factor based on the cost of capital in effect from time to time and risks associated with our business and the oil and gas industry in general.

Although the proved undeveloped reserves attributable to our Piceance Basin properties are not economic using spot natural gas prices as of March 31, 2009, we believe they are economically recoverable using March 31, 2009 applicable quoted natural gas and crude oil future prices. The Piceance Basin properties contain nearly all of our proved undeveloped reserves. Further development of these properties depends on higher commodity prices in the future, reductions in future drilling costs, or a combination of both, and availability of capital from internal or external sources, such as joint venture partners.

We may not be able to replace production with new reserves.

Our reserves will decline significantly as they are produced unless we acquire properties with proved reserves or conduct successful development and exploration drilling activities. Our future oil and natural gas production is highly dependent upon our level of success in finding or acquiring additional reserves that are economically feasible and developing existing proved reserves.

Exploration and development drilling may not result in commercially productive reserves.

We do not always encounter commercially productive reservoirs through our drilling operations. The new wells we drill or participate in may not be productive and we may not recover all or any portion of our investment in wells we drill or participate in. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry wells or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	increases in the cost of, or shortages or delays in the availability of, drilling rigs and equipment;

•	unexpected drilling conditions;

•	title problems;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions; and

•	compliance with environmental and other governmental requirements.

If natural gas or oil or prices continue to decrease or exploration and development efforts are unsuccessful, we may be required to take further writedowns.

We have been required to write down the carrying value of our oil and gas properties and other assets. For example, in 2008 we recorded an impairment provision to our proved and unproved properties totaling approximately $305.6 million primarily related to the Newton, Midway Loop, Opossum Hollow and Angleton fields in Texas ($192.5 million), Paradox field in Utah ($30.5 million), Howard Ranch and Bull Canyon fields in the Rockies ($32.0 million), Hingeline field in Utah ($40.8 million) and our offshore California field ($9.8 million). In addition, we recorded impairments to our Paradox pipeline ($21.5 million) and certain DHS rigs ($21.6 million) and we wrote off DHS goodwill ($7.7 million). The impairments resulted primarily from the significant decline in commodity pricing during the fourth quarter of 2008. There is a risk that we will be required to take additional writedowns in the future, which would reduce our earnings and stockholders’ equity. A writedown could occur when oil and natural gas prices are low or if we have substantial downward adjustments to our estimated proved reserves, increases in our estimates of development costs or deterioration in our exploration and development results.

We account for our crude oil and natural gas exploration and development activities utilizing the successful efforts method of accounting. Under this method, costs of productive exploratory wells (wells drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir), development dry holes (wells found to be incapable of producing either oil or gas in sufficient quantities to justify completion as oil or gas wells) and productive wells and undeveloped leases are capitalized. Oil and gas lease acquisition costs are also capitalized. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found reserves in commercial quantities. If the carrying amount of our oil and gas properties exceeds the estimated undiscounted future net cash flows, we will adjust the carrying amount of the oil and gas properties to their estimated fair value.

We review our oil and gas properties for impairment quarterly or whenever events and circumstances indicate that the carrying value may not be recoverable. Once incurred, a writedown of oil and gas properties is not reversible at a later date even if gas or oil prices increase. Given the complexities associated with oil and gas reserve estimates and the history of price volatility in the oil and gas markets, events may arise that would require us to record an impairment of the recorded carrying values associated with our oil and gas properties.

In addition to the impairments in 2008 described above, during the year ended December 31, 2007, impairments of $59.4 million were recorded primarily related to the Howard Ranch and Fuller fields in Wyoming ($38.4 million and $10.3 million, respectively), and the South Angleton field in Texas ($9.7 million), primarily due to lower Rocky Mountain natural gas prices and marginally economic deep zones on the Howard Ranch Prospect.

We are continuing to develop and evaluate certain properties on which favorable or unfavorable results or commodity prices may cause us to revise in future years our estimates of those properties’ future cash flows. Such revisions of estimates could require us to record an impairment in the period of such revisions.

During 2008, we recorded dry hole costs totaling $111.9 million for nine wells in Utah, four wells in Texas, two wells in Wyoming, two wells in California, one well in Louisiana and a non-operated project in the Columbia River Basin. During 2007, we recorded dry hole costs for three wells located in Texas, two wells in Wyoming, one well in Colorado and one well in Utah totaling approximately $28.1 million. We incurred dry hole and impairment costs of approximately $1.4 million for the three months ended March 31, 2009 compared to $2.3 million for the comparable period a year ago. During the three months ended March 31, 2009, dry hole costs primarily related to unproved leasehold impairments related to near-term lease expirations in Newton and proved property impairments on miscellaneous California properties where well performance recently declined.

At March 31, 2009, we had $20.0 million classified as exploratory work in process related primarily to our Columbia River Basin well currently being drilled. During 2009, these costs will be capitalized as successful wells if proved reserves are found or expensed as dry holes based on final drilling results.

Lower natural gas and oil prices have negatively impacted, and could continue to negatively impact, our ability to borrow.

Our credit agreement limits our borrowings to the lesser of the borrowing base and the total commitments. The borrowing base is determined periodically and is based in part on natural gas and oil prices. Additionally, the indenture governing our 7% senior notes contains covenants limiting our ability to incur indebtedness in addition to that incurred under our credit agreement. These agreements limit our ability to incur additional indebtedness unless we meet one of two alternative tests. The first alternative is based on our adjusted consolidated net tangible assets (as defined in our lending agreements), which is determined using discounted future net revenues from proved natural gas and oil reserves as of the end of each year. The second alternative is based on the ratio of our consolidated EBITDAX (as defined in the relevant indentures) to our adjusted consolidated interest expense over a trailing 12 month period. Currently our borrowing base has been redetermined at a level that will not permit additional borrowing under our credit agreement. Lower natural gas and oil prices in the future could reduce our consolidated EBITDAX, as well as our adjusted consolidated net tangible assets, and thus could reduce our ability to incur additional indebtedness. Lower natural gas and oil prices could also further reduce the borrowing base under our credit agreement, and if such borrowing base were reduced below the amount of borrowings outstanding, we would be required to repay an amount of borrowings such that outstanding borrowings do not exceed the borrowing base. Pursuant to the credit agreement, our borrowing base under the credit agreement will be reduced to $225.0 million (with a $185.0 million conforming base) upon expiration of the forbearance period, which will be redetermined on September 1, 2009, and we are required to pay down the $70.0 million difference currently existing between the amount borrowed under the prior $295.0 million borrowing base from the proceeds of this offering and other cash sources.

The exploration, development and operation of oil and gas properties involve substantial risks that may result in a total loss of investment.

The business of exploring for and, to a lesser extent, developing and operating oil and gas properties involves a high degree of business and financial risk, and thus a substantial risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Oil and gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control. These factors include:

•	availability of capital;

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse changes in prices;

•	adverse weather conditions;

•	title problems;

•	shortages in experienced labor; and

•	increases in the cost of, or shortages or delays in the delivery of equipment.

The cost to develop our proved reserves as of December 31, 2008 was estimated to be approximately $1.3 billion. In the current financing environment, we expect it to be difficult to obtain capital, which may limit our success in attracting joint venture or industry partners to develop our reserves. We may drill wells that are unproductive or, although productive, do not produce oil and/or natural gas in economic quantities. Acquisition and completion decisions generally are based on subjective judgments and assumptions that are speculative. It is impossible to predict with certainty the production potential of a particular property or well. Furthermore, a successful completion of a well does not ensure a profitable return on the investment. A variety of geological, operational, or market-related factors, including, but not limited to, unusual or unexpected geological formations, pressures, equipment failures or accidents, fires, explosions, blowouts, cratering, pollution and other environmental risks, shortages or delays in the availability of drilling rigs and the delivery of equipment, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well or otherwise prevent a property or well from being profitable. A productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or natural gas from the well, or in the event of lower than expected commodity prices. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances.

Prices may be affected by regional factors.

The prices to be received for the natural gas production from our Rocky Mountain Region properties, where we are conducting a substantial portion of our development activities, will be determined to a significant extent by factors affecting the regional supply of and demand for natural gas, including the adequacy of the pipeline and processing infrastructure in the region to process, and transport, our production and that of other producers. Those factors result in basis differentials between the published indices generally used to establish the price received for regional natural gas production and the actual (frequently lower) price we receive for our production.

We are exposed to additional risks through our drilling business, DHS.

We currently have a 49.8% ownership interest in and management control of DHS, a drilling business. The operations of that entity are subject to many additional hazards that are inherent to the drilling business, including, for example, blowouts, cratering, fires, explosions, loss of well control, loss of hole, damaged or lost drill strings and damage or loss from inclement weather. No assurance can be given that the insurance coverage maintained by that entity will be sufficient to protect it against liability for all consequences of well disasters, personal injury, extensive fire damage or damage to the environment. No assurance can be given that the drilling business will be able to maintain adequate insurance in the future at rates it considers reasonable or that any particular types of coverage will be available. The occurrence of events, including any of the above-mentioned risks and hazards that are not fully insured, could subject the drilling business to significant liability. It is also possible that we might sustain significant losses through the operation of the drilling business even if none of such events occurs.

Hedging transactions may limit our potential gains or expose us to other risks.

In order to manage our exposure to price risks in the marketing of oil and gas, we periodically enter into oil and gas price hedging arrangements. While intended to reduce the effects of volatile oil and gas prices, such transactions, depending on the hedging instrument used, may limit our potential gains if oil and gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	production is substantially less than expected;

•	the counterparties to our futures contracts fail to perform under the contracts; or

•	a sudden, unexpected event materially impacts gas or oil prices.

The total gains on derivative instruments recognized in our statements of operations were $21.7 million, $10.0 million, and $7.0 million for the years ended December 31, 2008, 2007 and 2006, respectively. In accordance with the terms of our credit agreement, we have entered into derivative contracts which establish a floor price for 40% our anticipated production for the last two quarters of 2009, 70% for the calendar year 2010 and 50% for the calendar year 2011. For the quarter ended March 31, 2009 we recorded approximately $5.5 million of unrealized non-cash losses, and in the future we will record non-cash gains or losses depending on changes in the natural gas and oil prices between now and when we settle the derivative contracts.

Certain of our hedges may be ineffective due to basis differential.

Although the majority of our currently outstanding derivative contracts are based on the Colorado Interstate Gas (“CIG”) index on which our Rocky Mountain natural gas is sold, certain of our derivative contracts are based on the New York Mercantile Exchange (“NYMEX”) Henry Hub index. Whereas the Henry Hub is located in Texas, the natural gas production from our Rocky Mountain Region properties, which comprises a significant percentage of our natural gas production, is not sold at the Henry Hub but rather in the Rocky Mountain region. Prices for natural gas are determined to a significant extent by factors affecting the regional supply of and demand for natural gas, which include quality, grade, and the degree to which pipeline and processing infrastructure exists in the region. Those factors result in basis differentials between the published indices generally used to establish the price received for regional natural gas production, such as the NYMEX Henry Hub index, and the actual (frequently lower) price we receive for our production. If the basis differential is significant, those particular hedges may not be effective.

We may not receive payment for a portion of our future production.

Our revenues are derived principally from uncollateralized sales to customers in the oil and gas industry. The concentration of credit risk in a single industry affects our overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. Although we have not been directly affected, we are aware that some refiners have filed for bankruptcy protection, which has caused the affected producers to not receive payment for the production that was delivered. If economic conditions continue to deteriorate, it is likely that additional, similar situations will occur which will expose us to added risk of not being paid for oil or gas that we deliver. We do not attempt to obtain credit protections such as letters of credit, guarantees or prepayments from our purchasers. We are unable to predict what impact the financial difficulties of any of our purchasers may have on our future results of operations and liquidity.

We are exposed to credit risk as it affects third parties with whom we have contracted.

Third parties with whom we have contracted may lose existing financing or be unable to obtain additional financing necessary to continue their businesses. The inability of a third party to make payments to us for our accounts receivable, or the failure of our third party suppliers to meet our demands because they cannot obtain sufficient credit to continue their operations, may cause us to experience losses and may adversely impact our liquidity and our ability to make our payments when due.

Risks Related to the Offering and Our Common Stock

Our largest stockholder has the power to significantly influence the future of our Company.

As of April 20, 2009, our largest stockholder, Tracinda Corporation, beneficially owned 40,404,364 shares of our common stock, or approximately 39% of the outstanding shares of our common stock. Pursuant to the Company Stock Purchase Agreement that we entered into with Tracinda Corporation on December 29, 2007, Tracinda Corporation has certain rights, including the right to designate a number of nominees for election to serve on our board of directors equal to its pro rata share of ownership of our common stock multiplied by the number of directors on the board, preemptive rights in connection with future equity issuances by us, and consent rights over certain types of actions. Tracinda Corporation designated for nomination one additional director to be elected at our 2009 annual meeting of stockholders. While Tracinda Corporation agreed not to acquire more than 49% of our outstanding common stock until February 20, 2009, currently there are no contractual limitations as to the number of our outstanding shares of common stock that Tracinda Corporation may acquire. Consequently, Tracinda Corporation has the power to significantly influence matters requiring approval by our stockholders, including the election of directors, and the approval of mergers and other significant corporate transactions. This concentration of ownership may make it more difficult for other stockholders to effect substantial changes in our Company and may also have the effect of delaying, preventing or expediting, as the case may be, a change in control of our Company.

Our stock price may continue to be volatile, and the value of your investment may decline.

The market price of our common stock has fluctuated and may decline in the future. The high and low sale prices of our common stock were $5.51 and $0.88 in the quarter ended March 31, 2009, $28.37 and $3.75 in the fiscal year ended December 31, 2008, and $24.94 and $13.06 in the fiscal year ended December 31, 2007. The fluctuation of the market price of our common stock has been affected by many factors that are beyond our control, including:

•	market prices of natural gas and crude oil;
•	actual or anticipated variations in operating results;
•	interest rates;
•	expectations regarding inflation; and
•	general stock market conditions.

In addition, the stock markets have experienced price and volume volatility that has affected many companies’ stock prices. Stock prices for many companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. Fluctuations such as these may affect the market price of our common stock.

Sales of a substantial number of shares of our common stock, or the perception that such sales might occur, could have an adverse effect on the price of our common stock and impede our ability to raise future capital.

Approximately 79% of our common stock is held by institutional investors who now each have ownership of greater than 5% of our common stock. In connection with this offering, Tracinda Corporation has entered into a lock-up agreement that restricts it, subject to certain exceptions, from selling or otherwise disposing of any shares of our common stock for a period of 90 days after the date of this prospectus supplement. Although there is no present intention to do so, the underwriters may waive this lock-up. In any event, sales by Tracinda Corporation, or other of our large institutional investors, of a substantial number of shares of our common stock into the public market, or the perception that such sales might occur, could have an adverse effect on the price of our common stock. In addition, these sales could also impair our ability to raise capital through the sale of additional common stock in the capital markets.

Additional issuances of equity securities by us would dilute the ownership of our existing stockholders and could reduce our earnings per share.

We may issue equity in the future in connection with capital raisings, acquisitions, strategic transactions or for other purposes. Any such acquisition could be material to us and could significantly increase the size and scope of our business, including our market capitalization. To the extent we issue substantial additional equity securities, the ownership of our existing stockholders would be diluted and our earnings per share could be reduced.

Equity compensation plans may cause a future dilution of our common stock.

To the extent options to purchase common stock under our employee and director stock option plans or outstanding warrants to purchase common stock are exercised or the price vesting triggers under the performance shares granted to our executive officers are satisfied, holders of our common stock will experience dilution. As of March 31, 2009, we had 1,498,000 outstanding options at a weighted average exercise price of $8.50. Further, if we sell additional equity or convertible debt securities, such sales could result in increased dilution to our existing stockholders and cause the price of our outstanding securities to decline.

We do not expect to pay dividends on our common stock.

We have never paid dividends with respect to our common stock, and we do not expect to pay any dividends, in cash or otherwise, in the foreseeable future. We intend to retain any earnings for use in our business. In addition, our credit agreement prohibits us from paying any dividends and the indenture governing our 7% senior notes restricts our ability to pay dividends. In the future, we may agree to further restrictions.

The common stock is an unsecured equity interest in our Company.

As an equity interest, our common stock is not secured by any of our assets. Therefore, in the event we are liquidated, the holders of the common stock will receive a distribution only after all of our secured and unsecured creditors have been paid in full. There can be no assurance that we will have sufficient assets after paying our secured and unsecured creditors to make any distribution to the holders of the common stock.

Our common stockholders do not have cumulative voting rights.

Holders of our common stock are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, a plurality of holders of our outstanding common stock will be able to elect all of our directors. As of December 31, 2008, our directors and executive officers and their respective affiliates collectively and beneficially owned approximately 4.0% of our outstanding common stock.

If securities analysts or industry analysts downgrade our stock, publish negative research or reports, or do not publish reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our market. If one or more analysts adversely change their recommendation regarding our stock, as has occurred, our stock price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Anti-takeover provisions in our certificate of incorporation, Delaware law and certain of our contracts may have provisions that discourage corporate takeovers and could prevent stockholders from realizing a premium on their investment.

Certain provisions of our certificate of incorporation, the provisions of the Delaware General Corporation Law and certain of our contracts may discourage persons from considering unsolicited tender offers or other unilateral takeover proposals or require that such persons negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions may discourage acquisition proposals or delay or prevent a change in control. As a result, these provisions could have the effect of preventing stockholders from realizing a premium on their investment.

Our certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights of those shares, as the board of directors may determine. In addition, our certificate of incorporation authorizes a substantial number of shares of common stock in excess of the shares outstanding. These provisions may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to stockholders for their common stock.

Under our credit agreement, a change in control is an event of default. Under the indenture governing our 7% senior notes, upon the occurrence of a change in control, the holders of our 7% senior notes will have the right, subject to certain conditions, to require us to repurchase their notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of the repurchase.

We may issue shares of preferred stock with greater rights than our common stock.

Although we have no current plans, arrangements, understandings or agreements to issue any preferred stock, our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our stockholders. Any preferred stock that is issued may rank ahead of our common stock, in terms of dividends, liquidation rights and voting rights. If we issue preferred stock, it may adversely affect the market price of our common stock.

Use of proceeds

We estimate that the net proceeds from this offering, after deducting estimated fees and expenses and underwriting discounts and commissions, will be approximately $      million ($      million if the underwriters exercise their option to purchase additional shares of common stock in full.)

We intend to use at least $70.0 million of the net proceeds from this offering to reduce amounts outstanding under our credit agreement, and the balance for working capital, primarily for reduction of accounts payable.

Delta credit agreement

As of December 31, 2008 and March 31, 2009, we were not in compliance with certain covenants in our credit agreement, pursuant to which we had $294.5 million and $293.8 million in borrowings outstanding, respectively. As a result, we entered into an amendment to our credit agreement that waived these covenant defaults through April 15, 2009, and required us to raise net proceeds of at least $140 million through our capital raising efforts, use approximately $70.0 million (based on outstanding borrowings of $293.8 million at March 31, 2009) to reduce the amounts outstanding under the credit agreement to not more than $225.0 million (with a $185.0 million conforming base), which will be the borrowing base until the next redetermination date on September 1, 2009. We will apply most of the balance of the net proceeds of the capital raising to pay accounts payable (we had $139.6 million of accounts payable at March 31, 2009). The terms of the amendment have been subsequently modified twice with the result that the waiver of covenant defaults extends through May 15, 2009. The revised variable interest rates are based on the ratio of outstanding credit to conforming borrowing base and vary between Libor plus 2.5% to Libor plus 5.0% for Eurodollar loans and prime plus 1.625% to prime plus 4.125% for base rate loans. The maturity date was changed to January 15, 2011. The credit agreement and amendments to it are described further in Note 6 to our consolidated financial statements in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which is incorporated into this prospectus supplement by reference.

In accordance with the terms of our credit agreement, we have entered into derivative contracts which establish a floor price for 40% our anticipated production for the last two quarters of 2009, 70% for the calendar year 2010 and 50% for the calendar year 2011.

As a result of the covenant defaults we classified the $294.5 million of debt outstanding under the credit agreement as of December 31, 2008 ($293.8 million as of March 31, 2009) as a current liability in our consolidated balance sheet. Because of our net loss attributable to Delta common stockholders of $456.1 million for the year ended December 31, 2008, our working capital deficiency of $341.8 million, including the debt outstanding under our credit agreement, and our significant immediate and long-term obligations in excess of our existing sources of liquidity, our auditors have issued an audit report on our 2008 annual financial statements that contains a “going concern” explanatory paragraph. See Note 2 to our consolidated financial statements in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, incorporated by reference into this prospectus supplement.

DHS credit agreement

DHS is currently not in compliance with a covenant in its credit agreement, pursuant to which it had $93.6 million outstanding as of March 31, 2009.

On August 15, 2008, DHS entered into an agreement with Lehman Commercial Paper, Inc. (“LCPI”) to amend its existing LCPI credit facility. The revised agreement increased the borrowing base from $75.0 million to $150.0 million. Because of LCPI’s bankruptcy and default, DHS does not have any additional borrowing capacity under the LCPI facility. As of March 31, 2009, DHS was in compliance with its quarterly financial covenants. However, under the revised agreement DHS has an obligation to provide to LCPI by March 31 of each year audited financial statements reported on without a going concern qualification or exception by its independent auditor. DHS was unable to provide such audited financial statements as required, and, accordingly, DHS was not in compliance with this covenant at March 31, 2009. As a result, we have classified the entire $93.6 million of debt outstanding under the DHS credit agreement as a current liability in our consolidated balance sheet as of March 31, 2009.

Subsequently, on April 22, 2009, DHS entered into a forbearance agreement (the “DHS Forbearance”) with LCPI in which LCPI agreed to forbear until May 15, 2009 from exercising its rights and remedies under the credit agreement including, among other actions, acceleration of all amounts due under the credit agreement or foreclosure on the DHS rigs and other assets pledged as collateral, including accounts receivable. The DHS credit agreement is non-recourse to Delta.

In conjunction with the DHS Forbearance, DHS paid a fee of $250,000 and made a $1.25 million prepayment on the credit agreement. During the forbearance period, DHS must use 75% of any accounts receivable collected to pay down its credit agreement. Delta is a significant debtor of DHS, with accounts payable to DHS of approximately $25 million as of March 31, 2009. We intend to apply $20 million of the proceeds from this offering to payment of these accounts payable, and DHS is required to use 75% of such amount to make a pre-payment on its credit agreement.

We expect that DHS will be unable to satisfy certain additional covenants in the credit agreement during the second quarter of 2009. DHS intends to seek to re-negotiate its credit agreement with LCPI following this offering. If it is unable to reach a mutually satisfactory arrangement with LCPI, LCPI could seek to accelerate payment of the loan and foreclose on DHS’ assets, and we expect DHS would resist those efforts in view of LCPI’s defaults.

The LCPI credit agreement has a variable interest rate based on 90-day LIBOR plus a fixed margin of 5.50% which approximated 8.25% as of March 31, 2009 on the first $75.0 million (Term A) and a variable interest rate of 90 day LIBOR plus a fixed margin of 9.0% on the second $75.0 million (Term B) which approximated 11.75% as of March 31, 2009. Quarterly principal payments are required beginning April 1, 2010. The note matures on August 31, 2011. Annual principal payments are based upon a calculation of excess cash flow (as defined in the agreement) for the preceding year. DHS is required to meet certain quarterly financial covenants including maintaining (i) a Leverage Ratio (as defined in the agreement) not to exceed 3.50 to 1.00 for the term of the loan; (ii) an Interest Coverage Ratio (as defined in the agreement) to be greater than 2.50 to 1.00 for the term of the loan; (iii) minimum EBITDA amount of $20.0 million is required for 12 month periods ending prior to March 31, 2009, $25.0 million for periods ending prior to October 1, 2010 and for periods ending after October 1, 2010, the greater of $30.0 million plus the product of $1.4 million times the number of additional rigs purchased with proceeds from the Term B loan; and (iv) a current ratio at the end of each fiscal quarter of greater than 1.0 to 1.0.

Qualified independent underwriter

We intend to use more than 10% of the net proceeds of this offering to reduce outstanding indebtedness under our credit agreement owed by us to affiliates of the underwriters. Accordingly, this offering is being conducted in accordance with the applicable requirements of Rule 5110(h) of the Financial Industry Regulatory Authority (“FINRA”). Pursuant to that rule, the public offering price of the common stock can be no lower than that recommended by a “qualified independent underwriter,” as defined by the FINRA.           is acting as the qualified independent underwriter for the offering. In acting as the qualified independent underwriter,           has performed due diligence investigations and reviewed and participated in the preparation of this prospectus supplement.           will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify           in its capacity as qualified independent underwriter against certain liabilities under the Securities Act.

Capitalization

The following table sets forth our capitalization as of March 31, 2009 on:

•	an actual basis; and

•	an as-adjusted basis to reflect this offering and the use of net proceeds of this offering as described in “Use of Proceeds.”

This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes, including “Use of Proceeds” in this prospectus supplement, Note 2 in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, our Annual Report on Form 10-K for the year ended December 31, 2008, and our Current Report on Form 8-K dated May 5, 2009, all of which are incorporated into this prospectus supplement by reference.

The table assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional 10,500,000 shares of common stock.

As of March 31, 2009
(in thousands, unaudited)	Actual	As-adjusted(1)

Debt:
Credit facility—Delta	$293,800		$223,800
Credit facility—DHS(2)	93,648		78,648
7% unsecured senior notes(3)	149,553		149,553
3 3/4% convertible notes(4)	100,682		100,682

Total debt	637,683		552,683

Stockholders’ equity:
Common stock, $0.01 par value, authorized 300,000,000 shares, issued 102,822,000 shares at March 31, 2009 ( , as adjusted)	1,028
Treasury stock at cost; 35,000 shares at March 31, 2009	(453)		(453)
Additional paid-in capital	1,374,561
Accumulated deficit	(635,781)		(635,781)

Total Delta’s stockholders’ equity	739,355
Non-controlling interests	25,262		25,262

Total equity	764,617

Total capitalization	$1,402,300	$

(1)	At least $70.0 million of the net proceeds from this offering will be applied towards Delta’s credit facility in accordance with its forbearance agreement described under “Use of Proceeds” on page S-26.

(2)	The credit agreement of DHS, a 49.8% subsidiary of Delta, is non-recourse to Delta. Delta will use $20 million of the net proceeds of this offering to pay inter-company payables to DHS, and of this amount, $15 million will be applied to reduce the DHS credit facility.

(3)	7% unsecured senior notes due 2015, in the original principal amount of $150 million.

(4)	3 3/4% convertible notes due 2037, in the original principal amount of $115 million. Convertible debt is required to be recorded in accordance with FASB Staff Position APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)”, which requires the proceeds from the issuance to be allocated between a liability component and an equity component. The resulting discount is amortized over the period that the convertible debt is expected to be outstanding as additional non-cash interest expense.

The number of shares of common stock outstanding is based on 102,822,000 shares issued and outstanding at March 31, 2009. This number excludes:

•	shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $8.50 per share, of which 1,498,000 shares of common stock are subject to options that are vested and immediately exercisable; and

•	1,623,000 shares of common stock reserved for future issuance under our equity compensation plans.

Price range of our common stock

Our common stock is traded on the NASDAQ Global Select Market under the symbol “DPTR.” The table below shows the high and low sales prices for our common stock for the periods indicated.

	High	Low

2007
First quarter	$23.12	$17.57
Second quarter	24.94	18.62
Third quarter	20.35	14.40
Fourth quarter	21.58	13.06
2008
First quarter	$25.19	$17.80
Second quarter	28.37	21.50
Third quarter	26.19	12.35
Fourth quarter	13.75	3.75
2009
First quarter	$6.17	$0.88
Second quarter (through May 4, 2009)	4.63	1.05

Dividend policy

We have not paid cash dividends on our common stock since 1996 and have no current intention of doing so for the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors, subject to applicable limitations under Delaware law, and will be dependent upon our results of operations, financial condition and other factors deemed relevant by our board of directors.

Description of property

Our primary areas of activity are in the Rocky Mountain and Gulf Coast Regions with additional strategic exploration projects in the Columbia River Basin in southeastern Washington and the Hingeline area of Central Utah. Total oil and gas leasehold in these areas comprises approximately 911,000 acres.

Rocky Mountain Region

The Rocky Mountain Region comprised approximately 95% of our estimated proved reserves as of December 31, 2008. The majority of our undeveloped acreage and drilling inventory is located in this region, where our drilling efforts and capital expenditures have been focused.

In the Rocky Mountains, we have significant acreage in four basins. We have dedicated the majority of our development efforts to our acreage position in the Piceance Basin.

Piceance Basin. Since 2005 we have dedicated significant financial capital and human resources to the development of our Vega Unit and surrounding leasehold interests in Mesa County, Colorado, which are collectively referred to as the Vega Area. In 2008 we acquired an additional 17,300 net acres, which increased our position to approximately 22,150 net acres, which has over 2,000 net drilling locations on 10-acre spacing. We also have a non-operated working interest in the Garden Gulch Field in Garfield County, Colorado. These fields are consistent with our strategy of targeting reservoirs that demonstrate predictable geology over large areas. The Williams Fork member of the Mesaverde formation is the primary producing interval and has been successfully developed throughout the Piceance Basin.

Vega Area. The Vega Area includes the Vega Unit, the North Vega leasehold, the Buzzard Creek Unit, and North Buzzard Creek leasehold. Our working interest in the Vega Area varies between 95 and 100%. During fiscal 2008 we increased proved reserves in the Vega Area over 295% to 719.9 net Bcfe. During 2008 production increased from approximately 25 Mmcf/d (thousand cubic feet equivalent) at the beginning of the year to approximately 48 gross Mmcf/d at the end of 2008. The Collbran Valley natural gas pipeline provides us with approximately 60 Mmcf/d of pipeline takeaway capacity. A new pipeline is currently under construction that provides us with additional takeaway capacity up to 60 Mmcf/d. We ended 2008 with 155 wells producing. Despite our large inventory of over 2,000 drilling locations and efficient reserve growth, we have decreased our drilling program from four rigs to none as of May 1, 2009, primarily due to the decrease in natural gas prices and lack of available capital. Since 2005 we have experienced significant reductions in drill time, and drilling and completion costs, which have allowed us to grow reserves even in a depressed commodity price environment. We expect to continue completion activities in 2009 on wells awaiting completion, and to resume a more aggressive drilling program once commodity prices recover. Our drilling and completion capital budget for the Vega area is $35-$45 million for the year ending December 31, 2009.

Garden Gulch. We have an interest in approximately 6,000 gross (2,000 net) acres with a 31.1% non-operated working interest. The operator of the project has temporarily ceased drilling activity, but expects to complete an inventory of approximately 20 wells that were drilled, but not completed in 2008. Our capital budget for Garden Gulch for the year ending December 31, 2009 is approximately $4-$6 million.

Paradox Basin. In the Paradox Basin we have five prospect areas: Greentown, Salt Valley, Fisher Valley, Gypsum Valley and Cocklebur Draw. Over the past three years we focused primarily on the Greentown prospect, in Grand County, Utah. The targeted objectives in these prospects are reliant upon various geologic models, which include multiple stacked clastic intervals imbedded within an evaporate salt in the Paradox formation, and unconventional shales.

Greentown. We have drilled a total of eight wells in the Greentown project area. The first two wells flow tested at rates between 2.0 Mmcf/d with 40 Bo/d (barrels of oil per day) and 4.0 Mmcf/d with 800 Bo/d, primarily from the 21st clastic interval, or “O” zone. These first two exploration wells were located approximately along the axis of the anticline, about seven miles apart. Even though these wells are widely spaced, they exhibited very consistent electric log characteristics and appear analogous and mapable over a large area. Although these first two exploration wells were lost due to casing failure, the flow rates and log characteristics which comprised our initial assessment was that the geology was consistent and predictable over much of our leasehold. We revised our casing design in the subsequent wells, and continued to experience multiple hydrocarbon-bearing zones while drilling. Each of the subsequent wells tested gas and oil, two of which tested at significant rates of up to 10 Mmcf/d. Most of the gas and oil tested in these wells came from the “O” interval, but some also produced from the 23rd clastic interval, also known as the Cane Creek. Despite the indications of economically productive reserves during drilling and initial completion activity, the wells failed to produce at the flow-tested rates after casing and completion activities. We assessed that the limited productivity was primarily due to a lack of naturally occurring fractures in the clastics. In order to encounter more naturally occurring fractures we drilled multiple laterals in three of the wells, within the “O” and Cane Creek intervals. In one of the first laterals in the Greentown Federal 26-43D well, in the “O” interval, we encountered significant hydrocarbon accumulation with high pressures. While trying to complete the lateral we encountered significant mechanical problems that made the potentially productive section inaccessible. The other laterals encountered limited hydrocarbon accumulations. Based upon the results from the laterals and limited production on the western portion of the acreage, we have determined that despite good correlation of the clastic intervals along the crest of the Greentown anticline, there exists discontinuity in the clastic intervals, which may limit the hydrocarbon drainage area on the western portion.

We have a 70% working interest in 43,700 gross acres, or 30,400 net acres. We believe the eastern portion of the acreage, where the wells with better drilling shows were located, remains promising. We have not budgeted any significant activity in Greentown for the year ending December 31, 2009.

Salt Valley. The Salt Valley project area has had one exploratory well drilled which did not result in economically recoverable hydrocarbons. Additional drilling plans are not expected in 2009. We have a 70% working interest in 7,100 gross acres, or 4,900 net acres.

Fisher Valley, Gypsum Valley and Cocklebur Draw. We have three remaining prospects in the Paradox Basin located in San Miguel and Dolores Counties, Colorado and Grand County, Utah. We have a 70% working interest in 46,500 gross acres, or 32,800 net acres, all of which were undeveloped at December 31, 2008.

Wind River Basin. The Wind River Basin is characterized by a depositional environment that resulted in thick packages of tight gas sands producing at depths that range from 7,000 to 20,000 feet. We have focused our efforts on the shallower Lower Fort Union Formation which produces in numerous fields throughout the Wind River Basin.

Howard Ranch. During 2008 we performed a reevaluation of our acreage position in the Howard Ranch project area. We have determined that much of our leasehold is likely prospective in the Waltman shale formation, which is an unconventional play. At year end we owned an interest in 47,100 net acres with an average working interest of 50%. We have not budgeted any drilling capital for the Wind River Basin for 2009.

Denver-Julesburg (“D-J”) Basin. Our leasehold in the Denver Julesburg Basin focuses on the “J” sand formation at depths of between 7,000 feet and 8,000 feet. In 2007 we drilled an exploratory well, the Cowboy 35-21 well, which was a discovery that began production at a rate of 200 Bo/d. Subsequent development of the Cowboy field included 10 additional wells which allowed production to peak at approximately 1,100 Bo/d. We have identified numerous seismically defined structures, similar in size to the Cowboy field. We have an interest in 21,800 net acres with a 100% working interest. There is no drilling capital budgeted for the D-J Basin for 2009.

Gulf Coast Region

The Gulf Coast Region comprises approximately 5% of our estimated proved reserves as of December 31, 2008. In the Gulf Coast Region, our primary areas of operation are the Newton and Midway Loop Fields.

Development projects—Newton, Midway Loop and Opossum Hollow Fields

Newton Field. The Newton Field is located in Newton County, Texas where we have an interest in 21,000 net acres with a 92% working interest. The wells in the Newton Field produce from 13 different sands in the Wilcox formation. The field is a large structural anticline that is defined by extensive well and seismic control. At year end, proved reserves in the Newton Field were 11.6 Bcfe. We do not have any drilling capital budgeted for the Newton Field in 2009.

Midway Loop Field. The Midway Loop Field is located in Polk and Tyler Counties, Texas. We have an interest in 21,400 gross acres, with an average 28% working interest. The wells in this field produce from the Austin Chalk and are drilled horizontally with either dual or single laterals that reach up to 8,000 feet of displacement in each lateral. As of December 31, 2008 our proved reserves totaled 16.2 Bcfe. There is no drilling capital budgeted for the field in 2009.

Caballos Creek / Opossum Hollow / 74 Ranch Areas. The leasehold is located in Atascosa and McMullen Counties, Texas. We have an interest in approximately 20,000 acres. The area has additional potential in the Wilcox sands, Eagleford shales, Sligo formation and Cotton Valley sands that are supported by acquired 3-D seismic programs.

Other areas

Columbia River Basin. The Columbia River Basin is located in southeast Washington and northeast Oregon. The basin is characterized by over-pressured, gas sandstone formations. We are currently drilling the Gray 31-23 well in Klickitat County, Washington. Completion activities are expected to begin after reaching total depth. Drilling results have been encouraging, and we have begun permitting a well near the Gray well. We have an interest in approximately 424,000 net acres in the basin, all of which are undeveloped. The Columbia River Basin is an exploration project area and does not account for any of our proved reserves as of December 31,

2008. Our drilling budget for the Columbia River Basin is $7-$10 million in 2009, of which $6.5 million was expended during the quarter ended March 31, 2009.

Central Utah Hingeline. The central Utah Hingeline Region is an overthrust belt located in central Utah. We have an average 65% working interest in approximately 130,000 net acres. We have drilled three wells, the Joseph #1, the Federal 23-44, and the Beaver Federal 21-14. The Federal 23-44 provided us with positive indications of hydrocarbon-bearing zones, and critical geologic information, however all three wells were plugged and abandoned as dry holes.

We and our partners control approximately 200,000 gross acres (130,000 net acres) within this play and numerous structural features have been identified on our leasehold. We have a 110-mile seismic program covering previously generated prospects, which in our interpretation appear to confirm and enhance original expectations. We have not budgeted any drilling capital for this area in 2009. The Central Utah Hingeline project is an exploratory area for us and does not account for any of our proved reserves at December 31, 2008.

Haynesville Shale. We acquired rights to 16,000 gross acres in the Haynesville Shale during the second and third quarters of 2008. The acreage position is concentrated in Caddo Parish, Louisiana, and Harrison, Shelby and Nacogdoches counties, Texas, which are considered to be highly attractive regions in the play. The costs to acquire the leasehold rights have averaged approximately $3,500 per acre. We are in the process of seeking a joint venture partner to begin drilling our leasehold.

Offshore California producing properties

Point Arguello Unit. We own the equivalent of a 6.07% working interest in the Point Arguello Unit and related facilities located offshore California in the Santa Barbara Channel. Within this unit there are three producing platforms (Hidalgo, Harvest and Hermosa). No capital expenditures for this unit are in our 2009 fiscal budget.

Rocky Point Unit. We own a 6.25% working interest in the development of the east half of OCS Block 451 in the Rocky Point Unit.

Offshore California litigation

Prior to March 31, 2009, we owned direct and indirect ownership interests ranging from 2.49% to 100% in five unproved undeveloped offshore California oil and gas properties with an aggregate carrying value of $17.0 million at December 31, 2008. These property interests are located in proximity to existing producing federal offshore units near Santa Barbara, California and represented the right to explore for, develop and produce oil and gas from offshore federal lease units. The ownership rights in each of these properties was retained under various suspension notices issued by the Mineral Management Service (MMS) of the U.S. federal government whereby, as long as the owners of each property were progressing toward defined milestone objectives, the owners’ rights with respect to the properties continued to be maintained. The issuance of the suspension notices was necessitated by the numerous delays in the exploration and development process resulting from regulatory requirements imposed on the property owners by federal, state and local agencies.

In 2001, however, a Federal Court in the case of California v. Norton, et al. ruled that the MMS did not have the power to grant suspensions on the subject leases without first making a consistency determination under the Coastal Zone Management Act (“CZMA”), and ordered the

MMS to set aside its approval of the suspensions of the Company’s offshore leases and to direct suspensions for a time sufficient for the MMS to provide the State of California with the required consistency determination. In response to the ruling in the Norton case, the MMS made a consistency determination under the CZMA and the leases were then still valid.

Further actions to develop the leases were then delayed, however, pending the outcome of a separate lawsuit (the “Amber Case”) that was filed in the United States Court of Federal Claims (the “Court”) in Washington, D.C. us, our 92%-owned subsidiary, Amber Resources Company of Colorado (“Amber”), and 10 other property owners alleging that the U.S. government materially breached the terms of 40 undeveloped federal leases, some of which are part of our and Amber’s offshore California properties. On November 15, 2005 and October 31, 2006, the Court granted summary judgment as to liability and partial summary judgment as to damages with respect to 36 of the forty total federal leases that are the subject of the litigation. Under a restitution theory of damages, the Court ruled that the government must return to the current lessees the more than $1.1 billion in lease bonuses it had received at the time of sale. On January 12, 2008, the Court entered an order of final judgment awarding the lessees restitution of the original lease bonuses paid for 35 of the 40 lawsuit leases. Under this order the Company is entitled to receive a gross amount of approximately $58.5 million and Amber is entitled to receive a gross amount of approximately $1.5 million as reimbursement for the lease bonuses paid for all lawsuit leases other than Lease 452, which is a single lease owned entirely by us and separated from the main body of the litigation by a motion for reconsideration, as discussed below.

The order of final judgment for the $60.0 million portion attributable to us and Amber was affirmed in all respects by the United States Court of Appeals for the Federal Circuit. The government did not seek review of the decision by the Supreme Court, and on April 10, 2009 we tendered assignment of all of the affected properties to the government and demanded payment in full. We believe that the government’s obligation to promptly certify and pay the full amount of the judgment is non-discretionary at this point, and on April 10, 2009 the plaintiffs filed a motion with the Court requesting an order requiring the government to file its certifications with the Department of the Treasury within 10 days after the Court issues its order enforcing the judgment and requiring that the judgment be paid within 14 days thereafter. On April 27, 2009 the Government filed a response in which it asserted that the motion was moot with respect to 29 of the leases because the amounts attributable to those leases are currently being processed for payment, but argued that it should not be required to pay amounts due with respect to six leases in which there are minority interests held by non-lessee parties until these minority interest owners themselves tender their interests in the leases. The plaintiffs believe that the government’s argument with respect to the six leases is without merit and oral argument on the motion has been set for May 6, 2009. The amount due to us that is not attributable to the six referenced leases is $56.6 million.

As mentioned above, Lease 452 was separated from the main body of the litigation by a motion filed by the government on January 19, 2006 seeking reconsideration of the Court’s ruling as it related to Lease 452. In seeking reconsideration, the government asserted that we should not be able to recover lease bonus payments for Lease 452 because, allegedly, a significant portion of the hydrocarbons had been drained by wells that were drilled on an immediately adjacent lease. The amount of lease bonus payments attributable to Lease 452 is approximately $92.0 million. A trial on the motion for reconsideration was completed in January 2008 and oral arguments were completed in June 2008. On February 25, 2009 the Court entered a judgment in our favor in the amount of $91.4 million with respect to its claim to recover lease bonus payments for Lease 452. On April 24, 2009 the government filed a notice of appeal of this judgment. No calendar has yet been established for briefing and oral argument.

Although no payments will be made until all appeals have either been waived or exhausted and any delay tactics overcome, the judgment in the Amber Case was no longer appealable as of March 31, 2009. Accordingly, we recorded a receivable of $60.0 million for the proceeds of the offshore litigation and a related gain of $31.3 million after recovery of our $17.4 million cost basis and consideration of contractual obligations and overriding royalty interests payable from the award proceeds. When the Company ultimately receives the proceeds as a result of the Amber Case, and in the event we ultimately receive any proceeds as a result of the litigation related to Lease 452, we will be obligated to pay a portion of the proceeds to owners of royalty interests in the litigation proceeds, and to pay related litigation expenses and to fulfill certain pre-existing contractual commitments to third parties.

In March 2009, we entered into a Contingent Payment Rights Purchase Agreement (the “Purchase Agreement”) with Tracinda Corporation, a holder of approximately 39% of the Company’s outstanding common stock. Subject to the terms and conditions of the Purchase Agreement, on March 26, 2009, Tracinda Corporation purchased a contingent payment right for $14.9 million, and subsequently purchased an additional contingent payment right for $10.1 million on April 1, 2009 following the our receipt of an opinion of an independent investment banking firm relating to the transaction, as required under our 7% senior notes indenture for transactions with affiliates. The contingent payment rights provide Tracinda Corporation with the right to receive up to $27.9 million of the net proceeds that we anticipate receiving in connection with its claims and the claims of Amber related to the Amber Case. We will also be obligated to pay $766,300 of the litigation proceeds to Ogle Properties, LLC pursuant to the terms of an agreement that was initially entered into in 1994 in connection with the acquisition of seven of the leases that later became the subject of the litigation (leases 409, 415, 416, 421, 422, 460 and 464), and was most recently amended in October of 2002. In addition, overriding royalty interests in the litigation proceeds were granted in connection with the acquisition and financing of Leases 451, 452 and 453 in December of 1999. As a result of these overrides, Kaiser-Francis Oil Company is entitled to receive 5% of the net amount of the litigation proceeds received from Lease 453, BWAB Limited Liability Company is entitled to receive 3%, and each of Aleron H. Larson, Jr. and Roger A. Parker is entitled to receive 1%. The amount of litigation proceeds attributable to Lease 453 is $41.3 million. Each of these persons will also be entitled to receive similar percentages of litigation proceeds received from Lease 452, the amount of which is currently $91.4 million. Lease 451 is not subject to this litigation or separate litigation. Pursuant to an agreement dated November 2, 2000, we are also obligated to pay the owners of the Point Arguello Unit 20% of the net cash amount of litigation proceeds received from Leases 452 and 453 after deducting all compensation to be paid to attorneys and all reasonable and necessary expenses incurred. The net amounts of these payments are currently estimated to be approximately $7.4 million with respect to Lease 453 and approximately $16.5 million with respect to Lease 452.

The contingent payment rights do not (a) provide for any voting or dividend rights; (b) represent any equity or ownership interest in us; or (c) provide Tracinda Corporation with a security interest or lien in the contingent payment right or the Litigation Proceeds (as defined in the Purchase Agreement). In addition, except as otherwise provided in the Purchase Agreement, Tracinda Corporation may not assign or transfer the contingent payment rights.

Other fields

We derive a small portion of our oil and gas production from fields in non-core regions that are not expected to constitute a significant portion of our capital budget in the future. Our interest in these fields represents approximately 2.3 Bcfe of proved reserves as of December 31, 2008.

DHS Drilling Company rigs

Delta currently owns a 49.8% interest in DHS Drilling Company, controls the board of directors of DHS and has priority access to all of DHS’s 19 drilling rigs which have depth ratings of 10,000 to 25,000 feet. DHS is a consolidated entity of Delta. The following table shows property information and location for the DHS rigs.

		Year Built or
	Operating Region	Refurbished	Horsepower	Depth Capacity

Rig No. 1	UT	2005	1,500	18,000
Rig No. 4	CO	2007	700	11,000
Rig No. 5	CO	2005	700	12,000
Rig No. 6	CO	2005	700	12,000
Rig No. 7	WA	2005	1,500	20,000
Rig No. 8	WY	2005	800	12,500
Rig No. 9	TX	2006	1,000	15,000
Rig No. 10	WY	2006	1,000	15,000
Rig No. 11	WY	2006	750	11,000
Rig No. 12	WY	2006	1,000	15,000
Rig No. 14	NV	2006	800	12,500
Rig No. 15	CO	2006	700	10,000
Rig No. 16	WY	2006	700	10,000
Rig No. 17	WY	2006	1,000	12,500
Rig No. 18	UT	2007	700	10,500
Rig No. 19	WY	2008	700	12,500
Rig No. 20	CO	2008	1,000	12,500
Rig No. 23	TX	2008	2,000	25,000
Rig No. 24	NM	2008	1,300	12,500

Material United States federal income and estate tax consequences to non-U.S. holders

The following is a summary of the material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not describe the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including, without limitation, if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary. No ruling has been sought from the U.S. Internal Revenue Service (the “IRS”) as to the federal income tax consequences described herein and no legal opinion will be rendered concerning such consequences. Furthermore, this summary is not binding on the IRS, and the IRS is not precluded from adopting a contrary position.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

The information set forth below is included by us for general information only. If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid or deemed paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on disposition of common stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” (“USRPHC”) for United States federal income tax purposes (generally a domestic corporation if the fair market value of its United States real property interests equals or exceeds 50 percent of the fair market value of (i) its United States real property interests; (ii) its interests in real property located outside of the United States; and (iii) any other assets which are used or held for use in a trade or business).

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses incurred during the same taxable year, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

With respect to our status as a USRPHC, we believe that we currently are, and expect to be for the foreseeable future, a USRPHC. However, so long as our common stock continues to be regularly traded on an established securities market, a non-U.S. holder will be taxable on gain recognized on the sale of our common stock only if the non-U.S. holder actually or constructively holds more than 5% of such common stock at any time during the five-year period ending on the date of disposition or, if shorter, the non-U.S. holder’s holding period for the common stock.

Federal estate tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters named below, for whom J.P. Morgan Securities Inc., BMO Capital Markets Corp. and Deutsche Bank Securities Inc. are acting as joint book-running managers and as representatives of the several underwriters, and each underwriter has severally agreed to purchase from us, the number of shares of common stock that appears opposite its name in the table below:

Underwriter	Number of shares

J.P. Morgan Securities Inc.
BMO Capital Markets Corp.
Deutsche Bank Securities Inc.
Barclays Capital Inc.
KeyBanc Capital Markets Inc.
Natixis Bleichroeder Inc.
Capital One Southcoast Inc.

Total	70,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase shares of our common stock are subject to the satisfaction of the conditions contained in the underwriting agreement, which include that:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in our business; and

•	we deliver customary closing documents to the underwriters.

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares (other than those shares of common stock covered by their option to purchase additional shares as described below).

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 10,500,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $      per share and total underwriting discounts and commissions to be paid to the underwriters is $           (or $           if the underwriters’ option is exercised in full).

We estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $500,000.

Tracinda Corporation, the holder of approximately 39% of our common stock, and another stockholder have committed to purchase shares of common stock having an aggregate offering price equal to approximately $90 million in this offering. The number of shares available to the public is expected to be reduced to the extent Tracinda Corporation and such other stockholder purchase such shares of common stock.

The offering of our shares of common stock is made for delivery when and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or part.

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the web sites maintained by the underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations. Other than this prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by the underwriters is not part of this prospectus supplement, the accompanying prospectus or the registration statement of which the prospectus forms a part, has not been approved or endorsed by us or the underwriters and should not be relied upon by investors.

We have agreed that we will not for a period of 90 days after the date of this prospectus supplement (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, without the prior written consent of the representatives, other than:

•	the common stock to be sold in this offering;

•	any shares of common stock issued upon the exercise of options granted under existing employee stock option plans; and

•	certain shares of common stock to be issued under our 2007 Performance and Equity Incentive Plan.

Our directors, executive officers and our shareholder Tracinda Corporation have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons for a period of 90 days after the date of this prospectus supplement, may not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers or shareholder in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, without the prior written consent of the representatives, other than, in the case of the individuals, certain transfers (a) that are bona fide gifts, (b) by will or the laws of intestate succession or (c) for estate planning purposes.

The 90-day restricted periods described above are subject to extension such that, in the event that either (1) during the last 17 days of the 90-day restricted periods, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted periods, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Our common stock is quoted on the NASDAQ Global Select Market under the symbol “DPTR.”

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of common stock described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares of common stock described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of shares of common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares of common stock as contemplated in this prospectus supplement. Accordingly, no purchaser of the shares of common stock, other than the underwriters, is authorized to make any further offer of the shares of common stock on behalf of us or the underwriters.

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making transactions in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of our common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares of our common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares of our common stock in the open market.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option so that if there is a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of our common stock in the open market after the pricing of this offering that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representatives of the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

The underwriters have advised us that, pursuant to Regulation M of the Exchange Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock. These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Certain of the underwriters and their respective affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their respective affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is a lender and the administrative agent under our credit agreement and Bank of Montreal, an affiliate of BMO Capital Markets Corp., Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., Barclays Bank plc an affiliate of Barclays Capital Inc., KeyBank, N.A., an affiliate of KeyBanc Capital Markets Inc., NATIXIS, an affiliate of Natixis Bleichroeder Inc., and Capital One, National Association, and affiliate of Capital One Southcoast Inc., are lenders under our credit agreement.

As described in “Use of Proceeds,” we intend to use more than 10% of the net proceeds of this offering to reduce outstanding indebtedness under our credit agreement owed by us to affiliates of the underwriters. Accordingly, this offering is being conducted in accordance with the applicable requirements of Rule 5110(h) of the Financial Industry Regulatory Authority (“FINRA”). Pursuant to that rule, the public offering price of the common stock can be no lower than that recommended by a “qualified independent underwriter,” as defined by the FINRA.           is acting as the qualified independent underwriter for the offering. In acting as the qualified independent underwriter,           has performed due diligence investigations and reviewed and participated in the preparation of this prospectus supplement.           will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify           in its capacity as qualified independent underwriter against certain liabilities under the Securities Act.

Legal matters

The validity of the shares of common stock offered hereby and certain other legal matters in connection with the securities offered hereby will be passed upon for us by Davis Graham & Stubbs LLP, Denver, Colorado, and certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated financial statements, of Delta Petroleum Corporation as of December 31, 2008 and 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated herein and in the registration statement in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2008 consolidated financial statements contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has a working capital deficiency and was not in compliance with its debt covenants as of December 31, 2008 which raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. The audit report refers to the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, effective January 1, 2007. The audit report also refers to the adoption of FASB Staff Position APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement) and FASB No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51, effective January 1, 2009, which have been applied retrospectively in these consolidated financial statements.

Estimates of the oil and natural gas reserves and present values as of December 31, 2008, December 31, 2007, and December 31, 2006 were prepared by Ralph E. Davis Associates, Inc., our independent reserve engineers, and have been incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of Delta Petroleum Corporation for the year ended December 31, 2008, as amended by Current Report on Form 8-K dated May 5, 2009.

Incorporation of certain information by reference

The following documents filed with the Securities and Exchange Commission are incorporated by reference herein:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 including portions of our Proxy Statement for our 2009 Annual Meeting of Stockholders to be held on May 27, 2009 to the extent specifically incorporated by reference into such Form 10-K;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed on May 5, 2009;

•	The description of our common stock contained in our Registration Statement on Form 10 filed with the SEC on September 9, 1987, as amended as described in our current report on Form 8-K filed with the SEC on February 3, 2006;

•	Our Current Reports on Form 8-K, filed on March 3, 2009 (Acc-no: 0000950134-09-004263), March 4, 2009, April 1, 2009, April 15, 2009, May 1, 2009 and May 5, 2009; and

•	All documents filed by us, subsequent to the date of this prospectus, under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering made hereby.

Glossary of oil and gas terms

Bbl. Barrel (of oil or natural gas liquids).

Bcf. Billion cubic feet (of natural gas).

Bcfe. Billion cubic feet equivalent.

Developed acreage. The number of acres which are allocated or held by producing wells or wells capable of production.

Dry hole; dry well. A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Exploratory well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

Gross acres. The total acres in which a working interest is owned.

Mbbls. Thousands of barrels.

Mcf. Thousand cubic feet (of natural gas).

Mcfe. Thousand cubic feet equivalent.

Mmcf/d. Million cubic feet per day.

Mmcfe. Million cubic feet equivalent.

Net acres. The sum of the fractional working interest owned in gross acres or gross wells expressed in whole numbers.

Present value. When used with respect to oil and gas reserves, present value means the estimated future gross revenue to be generated from the production of net proved reserves, net of estimated production and future development and abandonment costs, using prices and costs in effect at the determination date, without giving effect to non-property related expenses such as general and administrative expenses, debt service, accretion, and future income tax expense or to depreciation, depletion, and amortization, discounted using monthly end-of-period discounting at a nominal discount rate of 10% per annum.

Productive wells. Producing wells and wells that are capable of production, including injection wells, salt water disposal wells, service wells, and wells that are shut-in.

Proved reserves. Estimated quantities of crude oil, natural gas, and natural gas liquids which, upon analysis of geologic and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions.

Proved undeveloped reserves. Estimated proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required.

Undeveloped acreage. Acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether such acreage contains estimated proved reserves.

Working interest. An operating interest which gives the owner the right to drill, produce, and conduct operating activities on the property and a share of production.

PROSPECTUS

$300,000,000
Senior Debt Securities
Subordinated Debt Securities
Common Stock
Preferred Stock
Warrants
Guarantees of Debt Securities
Rights
Units
Depositary Shares

Delta Petroleum Corporation (“Delta,” “we,” “us,” or “our”) may offer and sell from time to time up to $300 million of our senior and subordinated debt securities, common stock, $0.01 par value, preferred stock, $0.01 par value, warrants to purchase any of the other securities that may be sold under this prospectus, senior or subordinated unsecured guarantees of debt securities, rights to purchase common stock, preferred stock and/or senior or subordinated debt securities, depositary shares and units consisting of two or more of these classes or series of securities, in one or more transactions. Certain of our subsidiaries may guarantee the securities we issue.

We will provide specific terms of any offering in supplements to this prospectus. The securities may be offered separately or together in any combination and as separate series. You should read this prospectus and any supplement carefully before you invest.

We may sell securities directly to you, through agents we select, or through underwriters or dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement. The net proceeds we expect to receive from these sales will be described in the prospectus supplement.

Our common stock is traded on the NASDAQ Global Select Market® under the symbol “DPTR.” On April 20, 2009, the last reported sales price of our common stock on the NASDAQ Global Select Market® was $2.88 per share. The applicable prospectus supplement will contain information, where applicable, as to any other listing on the NASDAQ Global Select Market® or any securities exchange of the securities covered by the prospectus supplement.

The securities offered in this prospectus involve a high degree of risk. You should carefully consider the matters set forth in “Risk Factors” on page 5 of this prospectus or incorporated by reference herein in determining whether to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 22, 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) using a “shelf” registration process. Under the shelf registration, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that we may offer. Each time that we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information incorporated by reference in this prospectus before making an investment in our securities. See “Where You Can Find More Information” for more information. We may use this prospectus to sell securities only if it is accompanied by a prospectus supplement.

You should not assume that the information in this prospectus, any accompanying prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of such document.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith file reports and other information with the Commission. Such reports and other information filed by us can be inspected and copied at the public reference facilities of the SEC at 100 F Street N.E., Washington, D.C. 20549. Requests for copies should be directed to the Commission’s Public Reference Section, Judiciary Plaza, 100 F Street N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on the public reference rooms. The Commission maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically.

We have filed with the Commission a Registration Statement on Form S-3 (together with all exhibits, amendments and supplements, the “Registration Statement”) of which this prospectus constitutes a part, under the Securities Act of 1933, as amended (the “Securities Act”). This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information pertaining to us, reference is made to the Registration Statement. Statements contained in this prospectus or any document incorporated herein by reference concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement are on file at the offices of the Commission and may be inspected without charge at the offices of the Commission, the addresses of which are set forth above, and copies may be obtained from the Commission at prescribed rates. The Registration Statement has been filed electronically through the Commission’s Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the Commission’s Web site (www.sec.gov).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed with the SEC are incorporated by reference in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	Our Current Reports on Form 8-K filed on March 3, 2009, March 4, 2009, and April 1, 2009;

•	The description of our common stock contained in our Registration Statement on Form 10 filed with the SEC on September 9, 1987, as amended as described in our Current Report on Form 8-K filed with the SEC on February 3, 2006; and

•	All documents filed by us, subsequent to the filing of the registration statement in which this prospectus is included, under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering made by this prospectus.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated herein by reference modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 or corresponding information furnished under Item 9.01 or included as an exhibit of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, on written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Kevin K. Nanke, Delta Petroleum Corporation, Suite 4300, 370 17th Street, Denver, Colorado 80202, or (303) 293-9133.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We are including the following discussion to inform our existing and potential security holders generally of some of the risks and uncertainties that can affect us and to take advantage of the “safe harbor” protection for forward-looking statements afforded under federal securities laws. From time to time, our management or persons acting on our behalf make forward-looking statements to inform existing and potential security holders about us. Forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. Except for statements of historical or present facts, all other statements contained in this prospectus are forward-looking statements. The forward-looking statements may appear in a number of places and include statements with respect to, among other things: business objectives and strategic plans; operating strategies; our expectation that we will have adequate cash from operations, credit facility borrowings and other capital sources to satisfy our obligations under the First Amendment to our Second Amended and Restated Credit Agreement and to meet future debt service, capital expenditure and working capital requirements; acquisition and divestiture strategies; drilling wells; oil and gas reserve estimates (including estimates of future net revenues associated with such reserves and the present value of such future net revenues); estimates of future production of oil and natural gas; expected results or benefits associated with recent acquisitions; marketing of oil and natural gas; expected future revenues and earnings, and results of operations; future capital, development and exploration expenditures (including the amount and nature thereof); nonpayment of dividends; expectations regarding competition and our competitive advantages; impact of the adoption of new accounting standards and our financial and accounting systems and analysis programs; and effectiveness of our internal control over financial reporting.

These statements by their nature are subject to certain risks, uncertainties and assumptions and will be influenced by various factors. Should any of the assumptions underlying a forward-looking statement prove incorrect, actual results could vary materially. In some cases, information regarding certain important factors that could cause actual results to differ materially from any forward-looking statement appears together with such statement. In addition, the risk factors we describe in the documents we incorporate by reference, as well as other possible factors not listed, could cause actual results to differ materially from those expressed in forward-looking statements, including, without limitation, the following:

•	deviations in and volatility of the market prices of both crude oil and natural gas produced by us;

•	the availability of capital on an economic basis, or at all, to fund our required payments under the First Amendment to our Second Amended and Restated Credit Agreement, our working capital needs, and drilling and leasehold acquisition programs, including through potential joint ventures and asset monetization transactions;

•	lower natural gas and oil prices negatively affecting our ability to borrow or raise capital or enter into joint venture arrangements, and potentially requiring accelerated repayment of amounts borrowed under our revolving credit facility;

•	declines in the values of our natural gas and oil properties resulting in write-downs;

•	the impact of the current financial crisis on our ability to raise capital;

•	a contraction in the demand for natural gas in the U.S. as a result of deteriorating general economic conditions;

•	the risk that lenders under our revolving credit facilities will default in funding borrowings as requested;

•	the ability and willingness of counterparties to our commodity derivative contracts, if any, to perform their obligations;

•	the ability and willingness of our joint venture partners to fund their obligations to pay a portion of our future drilling and completion costs;

•	expiration of oil and natural gas leases that are not held by production;

•	the timing, effects and success of our acquisitions, dispositions and exploration and development activities;

•	uncertainties in the estimation of proved reserves and in the projection of future rates of production;

•	timing, amount, and marketability of production;

•	third party curtailment, or processing plant or pipeline capacity constraints beyond our control;

•	our ability to find, acquire, develop, produce and market production from new properties;

•	the availability of borrowings under our credit facility;

•	effectiveness of management strategies and decisions;

•	the strength and financial resources of our competitors;

•	climatic conditions;

•	changes in the legal and/or regulatory environment and/or changes in accounting standards policies and practices or related interpretations by auditors or regulatory entities;

•	unanticipated recovery or production problems, including cratering, explosions, fires and uncontrollable flows of oil, gas or well fluids; and

•	our ability to fully utilize income tax net operating loss and credit carry-forwards.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements above. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

OUR BUSINESS

Our Company

We are a Denver, Colorado based independent oil and gas company engaged primarily in the exploration for, and the acquisition, development, production, and sale of, natural gas and crude oil. Our core areas of operation are the Rocky Mountain and onshore Gulf Coast Regions, which together comprise the majority of our proved reserves, production and long-term growth prospects. We have a significant development drilling inventory that consists of proved and unproved locations, the majority of which are located in our Rocky Mountain development projects. During the year ended December 31, 2008, we were primarily engaged in two industry segments, namely the acquisition, exploration, development, and production of oil and natural gas properties and related business activities, and contract oil and natural gas drilling operations.

At December 31, 2008, we had estimated proved reserves that totaled 884.4 Bcfe, of which 20.5% were proved developed, with an after-tax PV-10 value of $159.4 million. As of December 31, 2008, our proved reserves were comprised of approximately 827.7 Bcf of natural gas and 9.5 Mmbbls of crude oil, or 93.6% gas on an equivalent basis. Approximately 95% of our proved reserves were located in the Rocky Mountains, 5% in the Gulf Coast and less than 1% in other locations. We expect that our drilling efforts and capital expenditures will focus increasingly on the Rockies where approximately 80% of our fiscal 2009 drilling budget is allocated and more than one-half of our undeveloped acreage is located. As of December 31, 2008, we controlled approximately 893,000 net undeveloped acres, representing approximately 97% of our total acreage position. We retain a high degree of operational control over our asset base, with an average working interest in excess of 85% (excluding our Columbia River Basin properties) as of December 31, 2008. This provides us with controlling interests in a multi-year inventory of drilling locations, positioning us for continued reserve and production growth through our drilling operations when commodity prices support such activity. We also have a controlling ownership interest in a drilling company, providing the benefit of access to 19 drilling rigs primarily located in the Rocky Mountain Region. We concentrate our exploration and development efforts in fields where we can apply our technical exploration and development expertise, and where we have accumulated significant operational control and experience.

We were originally incorporated in 1984 and have been publicly held since 1987. Effective January 31, 2006, we changed our state of incorporation from Colorado to Delaware through a reincorporation merger.

Our principal executive offices are located at 370 17th Street, Suite 4300, Denver, Colorado 80202. Our telephone number is (303) 293-9133. We also maintain a website at www.deltapetro.com, which contains information about us. Our website and the information contained in and connected to it are not a part of this prospectus.

RISK FACTORS

An investment in the securities offered in this prospectus involves a high degree of risk. For a discussion of the factors you should carefully consider before deciding to purchase these securities, please consider the risk factors described in the documents we incorporate by reference, including those in our Annual Report on Form 10-K for the year ended December 31, 2008, as well as those that may be included in the applicable prospectus supplement and other information incorporated by reference in the applicable prospectus supplement. Also, please read “Cautionary Statement Regarding Forward-Looking Statements.”

RATIO OF EARNINGS TO FIXED CHARGES

We have computed the ratio of fixed charges by dividing earnings by fixed charges. For this purpose, “earnings” consist of income/(loss) from continuing operations before income tax, adjustments for minority interests, cumulative effect of changes in accounting principles, and fixed charges. “Fixed charges” consist of interest and financing expense, amortization of deferred financing costs, and the interest component of operating leases, estimated to be one third of rent expense.

For the years ended December 31, 2008, 2007 and 2006, the six month transition period from July 1, 2005 to December 31, 2005, and the years ended June 30, 2005 and 2004, our ratio of earnings to fixed charges was less than one. For the years ended December 31, 2008, 2007, and 2006, our earnings were less than our fixed charges by approximately $479 million, $141 million, and $21 million, respectively. For the transition period from July 1, 2005 to December 31, 2005, our earnings were less than our fixed charges by approximately $27 million. For the years ended June 30, 2005 and 2004, our earnings were less than our fixed charges by approximately $11 million and $12 million, respectively.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds we receive from any offering of these securities for the exploration and development of our natural gas and crude oil properties, acquisition, exploration and development of additional properties or interests, acquisition of additional oil and gas service businesses, repayment of indebtedness, working capital and general corporate purposes. Net proceeds may be temporarily invested prior to use.

PLAN OF DISTRIBUTION

We may sell the offered securities (a) through agents, (b) through underwriters or dealers, (c) directly to one or more purchasers, or (d) through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation, in a prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

The following description, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms we have summarized below will apply generally to any future debt securities we may offer, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. Because the terms of a specific series of debt securities may vary from the general information that we have provided below, you should rely on information in the applicable prospectus supplement that varies from any information below.

We may issue senior notes under a senior indenture to be entered into among us, a trustee to be named in the senior indenture and, if guaranteed, the subsidiary guarantors named therein. We may issue subordinated notes under a subordinated indenture to be entered into among us, a trustee to be named in the subordinated indenture and, if guaranteed, the subsidiary guarantors named therein. We have filed forms of these documents as exhibits to the registration statement which includes this prospectus. We use the term “indentures” to refer to both the senior indenture and the subordinated indenture. The indentures will be qualified under the Trust Indenture Act of 1939 (the “Trust Indenture Act”). We use the term “trustee” to refer to either the senior trustee or the subordinated trustee, as applicable. We urge you to read the indenture applicable to your investment because the indenture, and not this section, defines your rights as a holder of debt securities.

The debt securities may be guaranteed by certain of our subsidiaries.

The following summaries of material provisions of senior notes, subordinated notes and the indentures are subject to, and qualified in their entirety by reference to, the provisions of the indenture applicable to a particular series of debt securities. Except as we may otherwise indicate, the terms of the senior indenture and the subordinated indenture are identical in all material respects.

General

The senior debt securities will have the same ranking as all of our other unsecured and unsubordinated debt. The subordinated debt securities will be unsecured and will be subordinated and junior to all senior indebtedness.

The debt securities may be issued in one or more separate series of senior debt securities and/or subordinated debt securities. The prospectus supplement relating to the particular series of debt securities being offered will specify the particular amounts, prices and terms of those debt securities. These terms may include:

•	the title of the debt securities;

•	any limit upon the aggregate principal amount of the debt securities;

•	the date or dates, or the method of determining the dates, on which the debt securities will mature;

•	the interest rate or rates of the debt securities, or the method of determining those rates, the interest payment dates and, for registered debt securities, the regular record dates;

•	if a debt security is issued with original issue discount, the yield to maturity;

•	the places where payments may be made on the debt securities;

•	any mandatory or optional redemption provisions applicable to the debt securities;

•	any sinking fund or analogous provisions applicable to the debt securities;

•	any conversion or exchange provisions applicable to the debt securities;

•	whether the notes will be guaranteed by our subsidiaries;

•	whether the notes and/or any guarantees will be senior or subordinated;

•	any terms for the attachment to the debt securities of warrants, options or other rights to purchase or sell our securities;

•	the portion of the principal amount of the debt security payable upon the acceleration of maturity if other than the entire principal amount of the debt securities;

•	any deletions of, or changes or additions to, the events of default or covenants applicable to the debt securities;

•	if other than U.S. dollars, the currency or currencies in which payments of principal, premium and/or interest on the debt securities will be payable and whether the holder may elect payment to be made in a different currency;

•	the method of determining the amount of any payments on the debt securities which are linked to an index;

•	whether the debt securities will be issued in fully registered form without coupons or in bearer form, with or without coupons, or any combination of these, and whether they will be issued in the form of one or more global securities in temporary or definitive form;

•	whether the debt securities will be convertible or exchangeable into or for common stock, preferred stock or other debt securities and the conversion price or exchange ratio, the conversion or exchange period and any other conversion or exchange provisions;

•	any terms relating to the delivery of the debt securities if they are to be issued upon the exercise of warrants;

•	whether and on what terms we will pay additional amounts to holders of the debt securities that are not U.S. persons in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts; and

•	any other specific terms of the debt securities.

Unless otherwise specified in the applicable prospectus supplement, (1) the debt securities will be registered debt securities and (2) debt securities denominated in U.S. dollars will be issued, in the case of registered debt securities, in denominations of $1,000 or an integral multiple of $1,000 and, in the case of bearer debt securities, in denominations of $5,000. Debt securities may bear legends required by United States federal tax law and regulations.

If any of the debt securities are sold for any foreign currency or currency unit or if any payments on the debt securities are payable in any foreign currency or currency unit, the prospectus supplement will contain any restrictions, elections, tax consequences, specific terms and other information with respect to the debt securities and the foreign currency or currency unit.

Some of the debt securities may be issued as original issue discount debt securities. Original issue discount securities bear no interest during all or a part of the time that these debt securities are outstanding or bear interest at below-market rates and will be sold at a discount below their stated principal amount at maturity. The prospectus supplement will also contain special tax, accounting or other information relating to original issue discount securities or relating to other kinds of debt securities that may be offered, including debt securities linked to an index or payable in currencies other than U.S. dollars.

Debt Guarantees

Unless otherwise set forth in the applicable prospectus supplement, our notes will be guaranteed by certain of our subsidiaries. If a series of notes is guaranteed by subsidiary guarantors, the guarantee will be set forth in the applicable indenture or in a supplemental indenture.

Payments with respect to subsidiary guarantees of our subordinated notes will be subordinated in right of payment to the prior payment in full of all senior indebtedness of each such subsidiary guarantor to the same extent and manner that payments with respect to our subordinated notes are subordinated in right of payment to the prior payment in full of all of our senior indebtedness.

Exchange, Registration and Transfer

Debt securities may be transferred or exchanged at the corporate trust office of the security registrar or at any other office or agency maintained by our company for these purposes, without the payment of any service charge, except for any tax or governmental charges. The senior trustee initially will be the designated security registrar in the United States for the senior debt securities. The subordinated trustee initially will be the designated security registrar in the United States for the subordinated debt securities.

If debt securities are issuable as both registered debt securities and bearer debt securities, the bearer debt securities will be exchangeable for registered debt securities. Except as provided below, bearer debt securities will have outstanding coupons. If a bearer debt security with related coupons is surrendered in exchange for a registered debt security between a record date and the date set for the payment of interest, the bearer debt security will be surrendered without the coupon relating to that interest payment and that payment will be made only to the holder of the coupon when due.

In the event of any redemption in part of any class or series of debt securities, we will not be required to:

•	issue, register the transfer of, or exchange, debt securities of any series between the opening of business 15 days before any selection of debt securities of that series to be redeemed and the close of business on:

•	if debt securities of the series are issuable only as registered debt securities, the day of mailing of the relevant notice of redemption, and

•	if debt securities of the series are issuable as bearer debt securities, the day of the first publication of the relevant notice of redemption or, if debt securities of the series are also issuable as registered debt securities and there is no publication, the day of mailing of the relevant notice of redemption;

•	register the transfer of, or exchange, any registered debt security selected for redemption, in whole or in part, except the unredeemed portion of any registered debt security being redeemed in part; or

•	exchange any bearer debt security selected for redemption, except to exchange it for a registered debt security which is simultaneously surrendered for redemption.

Payment and Paying Agent

We will pay principal, interest and any premium on fully registered securities in the designated currency or currency unit at the office of a designated paying agent. Payment of interest on fully registered securities may be made at our option by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement.

We will pay principal, interest and any premium on bearer securities in the designated currency or currency unit at the office of a designated paying agent or agents outside of the United States. Payments will be made at the offices of the paying agent in the United States only if the designated currency is U.S. dollars and payment outside of the United States is illegal or effectively precluded. If any amount payable on any debt security or coupon remains unclaimed at the end of two years after that amount became due and payable, the paying agent will release any unclaimed amounts to our Company, and the holder of the debt security or coupon will look only to our Company for payment.

Global Securities

A global security represents one or any other number of individual debt securities. Generally all debt securities represented by the same global securities will have the same terms. Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities that are issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. As a result of these arrangements, the depositary, or its nominee, will be the sole registered holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account either with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be registered holder of the debt security, but an indirect holder of a beneficial interest in the global security.

Temporary Global Securities

All or any portion of the debt securities of a series that are issuable as bearer debt securities initially may be represented by one or more temporary global debt securities, without interest coupons, to be deposited with the depositary for credit to the accounts of the beneficial owners of the debt securities or to other accounts as they may direct. On and after an exchange date provided in the applicable prospectus supplement, each temporary global debt security will be exchangeable for definitive debt securities in bearer form, registered form, definitive global bearer form or any combination of these forms, as specified in the prospectus supplement. No bearer debt security delivered in exchange for a portion of a temporary global debt security will be mailed or delivered to any location in the United States.

Interest on a temporary global debt security will be paid to the depositary with respect to the portion held for its account only after it delivers to the trustee a certificate which states that the portion:

•	is not beneficially owned by a United States person;

•	has not been acquired by or on behalf of a United States person or for offer to resell or for resale to a United States person or any person inside the United States; or

•	if a beneficial interest has been acquired by a United States person, that the person is a financial institution, as defined in the Internal Revenue Code, purchasing for its own account or has acquired the debt security through a financial institution and that the debt securities are held by a financial institution that has agreed in writing to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code and the regulations to the Internal Revenue Code and that it did not purchase for resale inside the United States.

The certificate must be based on statements provided by the beneficial owners of interests in the temporary global debt security. The depositary will credit the interest received by it to the accounts of the beneficial owners of the debt security or to other accounts as they may direct.

“United States person” means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or an estate or trust with income subject to United States federal income taxation regardless of its source.

Definitive Global Securities

Bearer Securities.  The applicable prospectus supplement will describe the exchange provisions, if any, of debt securities issuable in definitive global bearer form. We will not deliver any bearer debt securities delivered in exchange for a portion of a definitive global debt security to any location in the United States.

U.S. Book-Entry Securities.  Debt securities of a series represented by a definitive global registered debt security and deposited with or on behalf of a depositary in the United States will be represented by a definitive global debt security registered in the name of the depositary or its nominee. Upon the issuance of a global debt security and the deposit of the global debt security with the depositary, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts represented by that global debt security to the accounts of participating institutions that have accounts with the depositary or its nominee. The accounts to be credited shall be designated by the underwriters or agents for the sale of U.S. book-entry debt securities or by us, if these debt securities are offered and sold directly by us.

Ownership of U.S. book-entry debt securities will be limited to participants or persons that may hold interests through participants. In addition, ownership of U.S. book-entry debt securities will be evidenced only by, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee for the definitive global debt security or by participants or persons that hold through participants.

So long as the depositary or its nominee is the registered owner of a global debt security, that depositary or nominee, as the case may be, will be considered the sole owner or holder of the U.S. book-entry debt securities represented by that global debt security for all purposes under the indenture. Payment of principal of, and premium and interest, if any, on, U.S. book-entry debt securities will be made to the depositary or its nominee as the registered owner or the holder of the global debt security representing the U.S. book-entry debt securities. Owners of U.S. book-entry debt securities:

•	will not be entitled to have the debt securities registered in their names;

•	will not be entitled to receive physical delivery of the debt securities in definitive form; and

•	will not be considered the owners or holders of the debt securities under the indenture.

The laws of some jurisdictions require that purchasers of securities take physical delivery of securities in definitive form. These laws impair the ability to purchase or transfer U.S. book-entry debt securities.

We expect that the depositary for U.S. book-entry debt securities of a series, upon receipt of any payment of principal of, or premium or interest, if any, on, the related definitive global debt security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global debt security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

Consolidation, Merger, Sale or Conveyance

We may, without the consent of the holders of the debt securities, merge into or consolidate with any other person, or convey or transfer all or substantially all of our Company’s properties and assets to another person provided that:

•	the successor assumes on the same terms and conditions all the obligations under the debt securities and the indentures; and

•	immediately after giving effect to the transaction, there is no default under the applicable indenture.

The remaining or acquiring person will be substituted for our Company in the indentures with the same effect as if it had been an original party to the indenture. A prospectus supplement will describe any other limitations on the ability of our Company to merge into, consolidate with, or convey or transfer all or substantially all of our properties and assets to, another person.

Satisfaction and Discharge; Defeasance

We may be discharged from our obligations on the debt securities of any class or series that have matured or will mature or be redeemed within one year if we deposit with the trustee enough cash and/or U.S. government obligations or foreign government securities, as the case may be, to pay all the principal, interest and any premium due to the stated maturity or redemption date of the debt securities and comply with the other conditions set forth in the applicable indenture. The principal conditions that we must satisfy to discharge our obligations on any debt securities are (1) pay all other sums payable with respect to the applicable series of debt securities and (2) deliver to the trustee an officers’ certificate and an opinion of counsel which state that the required conditions have been satisfied.

Each indenture contains a provision that permits our Company to elect to be discharged from all of our obligations with respect to any class or series of debt securities then outstanding. However, even if we effect a legal defeasance, some of our obligations will continue, including obligations to:

•	maintain and apply money in the defeasance trust,

•	register the transfer or exchange of the debt securities,

•	replace mutilated, destroyed, lost or stolen debt securities, and

•	maintain a registrar and paying agent in respect of the debt securities.

Each indenture also permits our Company to elect to be released from our obligations under specified covenants and from the consequences of an event of default resulting from a breach of those covenants. To make either of the above elections, we must deposit in trust with the trustee cash and/or U.S. government obligations, if the debt securities are denominated in U.S. dollars, and/or foreign government securities if the debt securities are denominated in a foreign currency, which through the payment of principal and interest under their terms will provide sufficient amounts, without reinvestment, to repay in full those debt securities. As a condition to legal defeasance or covenant defeasance, we must deliver to the trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit and defeasance and will be subject to U.S. federal income tax in the same amount and in the same manner and times as would have been the case if the deposit and defeasance had not occurred. In the case of a legal defeasance only, the opinion of counsel must be based on a ruling of the U.S. Internal Revenue Service or other change in applicable U.S. federal income tax law.

The indentures specify the types of U.S. government obligations and foreign government securities that we may deposit.

Events of Default, Notice and Waiver

Each indenture defines an event of default with respect to any class or series of debt securities as one or more of the following events:

•	failure to pay interest on any debt security of the class or series for 30 days when due;

•	failure to pay the principal or any premium on any debt securities of the class or series when due;

•	failure to make any sinking fund payment for 30 days when due;

•	failure to perform any other covenant in the debt securities of the series or in the applicable indenture with respect to debt securities of the series for 90 days after being given notice; and

•	occurrence of an event of bankruptcy, insolvency or reorganization set forth in the indenture.

An event of default for a particular class or series of debt securities does not necessarily constitute an event of default for any other class or series of debt securities issued under an indenture.

In the case of an event of default arising from events of bankruptcy or insolvency set forth in the indenture, all outstanding debt securities will become due and payable immediately without further action or notice. If any other event of default as to a series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding debt securities of that series may declare all the debt securities to be due and payable immediately.

The holders of a majority in aggregate principal amount of the debt securities then outstanding by notice to the trustee may on behalf of the holders of all of the debt securities of that series waive any existing default or event of default and its consequences under the applicable indenture except a continuing default or event of default in the payment of interest on, or the principal of, the debt securities of that series.

Each indenture requires the trustee to, within 90 days after the occurrence of a default known to it with respect to any outstanding series of debt securities, give the holders of that class or series notice of the default if uncured or not waived. However, the trustee may withhold this notice if it determines in good faith that the withholding of this notice is in the interest of those holders, except that the trustee may not withhold this notice in the case of a payment default. The term “default” for the purpose of this provision means any event that is, or after notice or lapse of time or both would become, an event of default with respect to debt securities of that series.

Other than the duty to act with the required standard of care during an event of default, a trustee is not obligated to exercise any of its rights or powers under the applicable indenture at the request or direction of any of the holders of debt securities, unless the holders have offered to the trustee reasonable security and indemnity. Each indenture provides that the holders of a majority in principal amount of outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee if the direction would not conflict with any rule of law or with the indenture. However, the trustee may take any other action that it deems proper which is not inconsistent with any direction and may decline to follow any direction if it in good faith determines that the directed action would involve it in personal liability.

Each indenture includes a covenant that we will file annually with the trustee a certificate of no default, or specifying any default that exists.

Modification of the Indentures

We and the applicable trustee may modify an indenture without the consent of the holders for limited purposes, including adding to our covenants or events of default, establishing forms or terms of debt securities, curing ambiguities and other purposes which do not adversely affect the holders in any material respect.

We and the applicable trustee may make modifications and amendments to an indenture with the consent of the holders of a majority in principal amount of the outstanding debt securities of all affected series. However, without the consent of each affected holder, no modification may:

•	change the stated maturity of any debt security;

•	reduce the principal, premium, if any, or rate of interest on any debt security;

•	change any place of payment or the currency in which any debt security is payable;

•	impair the right to enforce any payment after the stated maturity or redemption date;

•	adversely affect the terms of any conversion right;

•	reduce the percentage of holders of outstanding debt securities of any series required to consent to any modification, amendment or waiver under the indenture;

•	change any of our obligations, with respect to outstanding debt securities of a series, to maintain an office or agency in the places and for the purposes specified in the indenture for the series; or

•	change the provisions in the indenture that relate to its modification or amendment other than to increase the percentage of outstanding debt securities of any series required to consent to any modification or waiver under the indenture.

Meetings

The indentures will contain provisions for convening meetings of the holders of debt securities of a series. A meeting may be called at any time by the trustee and also, upon request, by our Company or the holders of at least 25% in principal amount of the outstanding debt securities of a series, in any case upon notice given in accordance with “Notices” below. Persons holding a majority in principal amount of the outstanding debt securities of a series will constitute a quorum at a meeting. A meeting called by our Company or the trustee that does not have a quorum may be adjourned for not less than 10 days. If there is not a quorum at the adjourned meeting, the meeting may be further adjourned for not less than 10 days. Any resolution presented at a meeting at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, except for any consent which must be given by the holders of each debt security affected by the modifications or amendments of an indenture described above under “Modification of the Indentures.” However, a resolution with respect to any request, demand, authorization, direction, notice, consent, waiver, or other action which may be made, given, or taken by the holders of a specified percentage, which is equal to or less than a majority, in principal amount of outstanding debt securities of a series may be adopted at a meeting at which a quorum is present by the affirmative vote of the holders of the specified percentage in principal amount of the outstanding debt securities of that series. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with an indenture will be binding on all holders of debt securities of that series and the related coupons. The indentures will provide that specified consents, waivers and other actions may be given by the holders of a specified percentage of outstanding debt securities of all series affected by the modification or amendment, acting as one class. For purposes of these consents, waivers and actions, only the principal amount of outstanding debt securities of any series represented at a meeting at which a quorum is present and voting in favor of the action will be counted for purposes of calculating the aggregate principal amount of outstanding debt securities of all series affected by the modification or amendment favoring the action.

Notices

In most instances, notices to holders of bearer debt securities will be given by publication at least once in a daily newspaper in New York, New York and in London, England and in other cities as may be specified in the bearer debt securities and will be mailed to those persons whose names and addresses were previously filed with the applicable trustee, within the time prescribed for the giving of the notice. Notice to holders of registered debt securities will be given by mail to the addresses of those holders as they appear in the security register.

Title

Title to any bearer debt securities and any related coupons will pass by delivery. We, the trustee, and any agent of ours or the trustee may treat the holder of any bearer debt security or related coupon and, prior to due presentment for registration of transfer, the registered owner of any registered debt security as the absolute owner of that debt security for the purpose of making payment and for all other purposes, regardless of whether or not that debt security or coupon shall be overdue and notwithstanding any notice to the contrary.

Replacement of Securities Coupons

Debt securities or coupons that have been mutilated will be replaced by our Company at the expense of the holder upon surrender of the mutilated debt security or coupon to the security registrar. Debt securities or coupons that become destroyed, stolen, or lost will be replaced by our Company at the expense of the holder upon delivery to the security registrar of evidence of its destruction, loss, or theft satisfactory to our Company and the security registrar. In the case of a destroyed, lost, or stolen debt security or coupon, the holder of the debt security or coupon may be required to provide reasonable security or indemnity to the trustee and our Company before a replacement debt security will be issued.

Governing Law

The indentures, the debt securities, the guarantees and the coupons will be governed by, and construed under, the laws of the State of New York.

Concerning the Trustees

We may from time to time maintain lines of credit, and have other customary banking relationships, with any of the trustees.

Senior Debt Securities

The senior debt securities will rank equally with all of our Company’s other unsecured and non-subordinated debt.

Certain Covenants in the Senior Indenture

The prospectus supplement relating to a series of senior debt securities will describe any material covenants in respect of that series of senior debt securities.

Subordinated Debt Securities

The subordinated debt securities will be unsecured. The subordinated debt securities will be subordinate in right of payment to all senior indebtedness. In addition, claims of creditors and preferred shareholders of our subsidiaries generally will have priority with respect to the assets and earnings of our subsidiaries over the claims of our creditors, including holders of the subordinated debt securities, even though those obligations may not constitute senior indebtedness. The subordinated debt securities, therefore, will be effectively subordinated to creditors, including trade creditors, and preferred shareholders of our subsidiaries with regard to the assets of our subsidiaries. Creditors of our subsidiaries include trade creditors, secured creditors and creditors holding guarantees issued by our subsidiaries.

Unless otherwise specified in a prospectus supplement, senior indebtedness shall mean the principal of, premium, if any, and interest on, all indebtedness for money borrowed by our Company and any deferrals, renewals, or extensions of any senior indebtedness. Indebtedness for money borrowed by our Company includes all indebtedness of another person for money borrowed that we guarantee, other than the subordinated debt securities, whether outstanding on the date of execution of the subordinated indenture or created, assumed or incurred after the date of the subordinated indenture. However, senior indebtedness will not include any indebtedness that expressly states to have the same rank as the subordinated debt securities or to rank junior to the subordinated debt securities. Senior indebtedness will also not include:

•	any of our obligations to our subsidiaries; and

•	any liability for federal, state, local or other taxes owed or owing by our Company.

The senior debt securities constitute senior indebtedness under the subordinated indenture. A prospectus supplement will describe the relative ranking among different series of subordinated debt securities.

Unless otherwise specified in a prospectus supplement, we may not make any payment on the subordinated debt securities and may not purchase, redeem, or retire any subordinated debt securities if any senior indebtedness is not paid when due or the maturity of any senior indebtedness is accelerated as a result of a default, unless the default has been cured or waived and the acceleration has been rescinded or the senior indebtedness has been paid in full. We may, however, pay the subordinated debt securities without regard to these limitations if the subordinated trustee and our Company receive written notice approving the payment from the representatives of the holders of senior indebtedness with respect to which either of the events set forth above has occurred and is continuing. Unless otherwise specified in a prospectus supplement, during the continuance of any default with respect to any designated senior indebtedness under which its maturity may be accelerated immediately without further notice or the expiration of any applicable grace periods, we may not pay the subordinated debt securities for 90 days after the receipt by the subordinated trustee of written notice of a default from the representatives of the holders of designated senior indebtedness. If the holders of designated senior indebtedness or the representatives of those holders have not accelerated the maturity of the designated senior indebtedness at the end of the 90 day period, we may resume payments on the subordinated debt securities. Only one notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to designated senior indebtedness during that period.

In the event that we pay or distribute our Company’s assets to creditors upon a total or partial liquidation, dissolution or reorganization of our Company or our Company’s property, the holders of senior indebtedness will be entitled to receive payment in full of the senior indebtedness before the holders of subordinated debt securities are entitled to receive any payment. Until the senior indebtedness is paid in full, any payment or distribution to which holders of subordinated debt securities would be entitled but for the subordination provisions of the subordinated indenture will be made to holders of the senior indebtedness as their interests may appear. However, holders of subordinated debt securities will be permitted to receive distributions of shares and debt securities subordinated to the senior indebtedness. If a distribution is made to holders of subordinated debt securities that, due to the subordination provisions, should not have been made to them, the holders of subordinated debt securities are required to hold it in trust for the holders of senior indebtedness, and pay it over to them as their interests may appear.

If payment of the subordinated debt securities is accelerated because of an event of default, either we or the subordinated trustee will promptly notify the holders of senior indebtedness or the representatives of the holders of the acceleration. We may not pay the subordinated debt securities until five business days after the holders or the representatives of the senior indebtedness receive notice of the acceleration. Afterwards, we may pay the subordinated debt securities only if the subordination provisions of the subordinated indenture otherwise permit payment at that time.

As a result of the subordination provisions contained in the subordinated indenture, in the event of insolvency, our creditors who are holders of senior indebtedness may recover more, ratably, than the holders of subordinated debt securities. In addition, our creditors who are not holders of senior indebtedness may recover less, ratably, than holders of senior indebtedness and may recover more, ratably, than the holders of subordinated indebtedness.

The prospectus supplement relating to a series of subordinated debt securities will describe any material covenants in respect of any series of subordinated debt securities.

Conversion or Exchange

We may issue debt securities that we may convert or exchange into common stock or other securities, property or assets. If so, we will describe the specific terms on which the debt securities may be converted or exchanged in the applicable prospectus supplement. The conversion or exchange may be mandatory, at your option, or at our option. The applicable prospectus supplement will describe the manner in which the shares of common stock or other securities, property or assets you would receive would be issued or delivered.

DESCRIPTION OF GUARANTEES OF DEBT SECURITIES

Our subsidiaries may issue full and unconditional guarantees of debt securities that we offer in any prospectus supplement. Each guarantee will be issued under a supplement to an indenture. The prospectus supplement relating to a particular issue of guarantees will describe the terms of those guarantees, including the following:

•	the series of debt securities to which the guarantees apply;

•	whether the guarantees are secured or unsecured;

•	whether the guarantees are senior or subordinate to other guarantees or debt;

•	the terms under which the guarantees may be amended, modified, waived, released or otherwise terminated, if different from the provisions applicable to the guaranteed debt securities; and

•	the additional terms of the guarantees.

DESCRIPTION OF COMMON STOCK

We are authorized to issue 300,000,000 shares of common stock, par value $0.01 per share. As of April 20, 2009, there were 102,816,038 shares of common stock outstanding.

Dividend Rights

Holders of our common stock may receive dividends when, as and if declared by our board of directors out of the assets legally available for that purpose and subject to the preferential dividend rights of any other classes or series of stock of our Company.

Voting Rights

Holders of our common stock are entitled to one vote per share in all matters as to which holders of common stock are entitled to vote. Holders of not less than one-third of the shares entitled to vote at any meeting of stockholders constitute a quorum unless otherwise required by law.

Election of Directors

Directors hold office until the next annual meeting of stockholders and are eligible for reelection at such meeting. Directors are elected by a plurality of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. There is no cumulative voting for directors. In addition, pursuant to the Company Stock Purchase Agreement that we entered into with Tracinda Corporation on December 29, 2007, Tracinda Corporation has certain rights, including the right to designate a number of nominees for election to serve on our Board of Directors equal to its pro rata share of ownership of our common stock multiplied by the number of directors on the Board.

Liquidation

In the event of any liquidation, dissolution or winding up of Delta, holders of the common stock have the right to receive ratably and equally all of the assets remaining after payment of liabilities and liquidation preferences of any preferred stock then outstanding.

Redemption

Delta’s common stock is not redeemable or convertible.

Other Provisions

All outstanding common stock is, and the common stock offered by this prospectus or obtainable on exercise or conversion of other securities offered hereby, if issued in the manner described in this prospectus and the applicable prospectus supplement, will be, fully paid and non-assessable.

You should read the prospectus supplement relating to any offering of common stock, or of securities convertible, exchangeable or exercisable for common stock, for the terms of the offering, including the number of shares of common stock offered, any initial offering price and market prices relating to the common stock.

This section is a summary and may not describe every aspect of our common stock that may be important to you. We urge you to read applicable Delaware law, our certificate of incorporation, as amended, and our by-laws, because they, and not this description, define your rights as a holder of our common stock. See “Where You Can Find More Information” for information on how to obtain copies of these documents.

DESCRIPTION OF PREFERRED STOCK

We are authorized to issue up to 3,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this prospectus, there are no shares of preferred stock outstanding. Shares of preferred stock are issuable in such series as determined by the board of directors, who have the authority to determine the relative rights and preferences of each such series without further action by stockholders.

The issuance of preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that preferred holders will receive dividend and liquidation preferences may have the effect of delaying, deferring or preventing a change in control of Delta, which could depress the market price of our common stock. Unless otherwise indicated in the prospectus supplement, all shares of preferred stock to be issued from time to time under this prospectus will be fully paid and nonassessable.

The prospectus supplement relating to the preferred stock offered will contain a description of the specific terms of that series as fixed by our board of directors, including, as applicable:

•	the number of shares of preferred stock offered and the offering price of the preferred stock;

•	the title and stated value of the preferred stock;

•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation of such rates, periods or dates applicable to the preferred stock;

•	the date from which dividends on the preferred stock will accumulate, if applicable;

•	the liquidation rights of the preferred stock;

•	the procedures for auction and remarketing, if any, of the preferred stock;

•	the sinking fund provisions, if applicable, for the preferred stock;

•	the redemption provisions, if applicable, for the preferred stock;

•	whether the preferred stock will be convertible into or exchangeable for other securities and, if so, the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio and the conversion or exchange period (or the method of determining the same);

•	whether the preferred stock will have voting rights and the terms of any voting rights, if any;

•	whether the preferred stock will be listed on any securities exchange;

•	whether the preferred stock will be issued with any other securities and, if so, the amount and terms of these securities; and

•	any other specific terms, preferences or rights of, or limitations or restrictions on, the preferred stock.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, common stock, preferred stock or other securities. Warrants may be issued independently or together with debt securities, common stock, preferred stock or other securities offered by any prospectus supplement and may be attached to or separate from any such offered securities. Series of warrants may be issued under a separate warrant agreement entered into between us and a bank or trust company, as warrant agent, all as will be set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent would act solely as our agent in connection with the warrants and would not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants.

You should refer to the provisions of the warrant agreement that will be filed with the SEC in connection with the offering of warrants for the complete terms of the warrant agreement.

Prior to the exercise of any warrants, holders of such warrants will not have any rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends, or the right to vote such underlying securities.

DESCRIPTION OF RIGHTS

We may issue rights to purchase debt securities, preferred stock, common stock or depositary shares. These rights may be issued independently or together with any other security offered hereby and may or may not be transferable by the stockholder receiving the rights in such offering. In connection with any offering of such rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

Each series of rights will be issued under a separate rights agreement which we will enter into with a bank or trust company, as rights agent, all as set forth in the applicable prospectus supplement. The rights agent will act solely as our agent in connection with the certificates relating to the rights and will not assume any obligation or relationship of agency or trust with any holders of rights certificates or beneficial owners of rights. We will file the rights agreement and the rights certificates relating to each series of rights with the SEC, and incorporate them by reference as an exhibit to the registration statement of which this prospectus is a part on or before the time we issue a series of rights.

The applicable prospectus supplement will describe the specific terms of any offering of rights for which this prospectus is being delivered, including the following:

•	the date of determining the stockholders entitled to the rights distribution;

•	the number of rights issued or to be issued to each stockholder;

•	the exercise price payable for each share of debt securities, preferred stock, common stock or other securities upon the exercise of the rights;

•	the number and terms of the shares of debt securities, preferred stock, common stock or other securities which may be purchased per each right;

•	the extent to which the rights are transferable;

•	the date on which the holder’s ability to exercise the rights shall commence, and the date on which the rights shall expire;

•	the extent to which the rights may include an over-subscription privilege with respect to unsubscribed securities;

•	if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of such rights; and

•	any other terms of the rights, including the terms, procedures, conditions and limitations relating to the exchange and exercise of the rights.

The description in the applicable prospectus supplement of any rights that we may offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable rights certificate, which will be filed with the SEC.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more debt securities, shares of common stock or preferred stock, warrants or any combination of such securities. In addition, the prospectus supplement relating to units will describe the terms of any units we issue, including as applicable:

•	the designation and terms of the units and the securities included in the units;

•	any provision for the issuance, payment, settlement, transfer or exchange of the units;

•	the date, if any, on and after which the units may be transferable separately;

•	whether we will apply to have the units traded on a securities exchange or securities quotation system;

•	any material United States federal income tax consequences; and

•	how, for United States federal income tax purposes, the purchase price paid for the units is to be allocated among the component securities.

DESCRIPTION OF DEPOSITARY SHARES

The following summarizes some of the general provisions of the deposit agreement and of the depositary shares and depositary receipts, other than pricing and related terms disclosed in a prospectus supplement. You should read the particular terms of any depositary shares and any depositary receipts that are offered by us and any deposit agreement relating to a particular series of preferred stock which will be described in more detail in a prospectus supplement. The prospectus supplement will also state whether any of the generalized provisions summarized below do not apply to the depositary shares or depositary receipts being offered. A form of deposit agreement, including the form of depositary receipt, will be filed as an exhibit to the registration statement of which this prospectus forms a part.

General

We may, at our option, elect to offer fractional shares or multiple shares of preferred stock, rather than whole individual shares of preferred stock. If we decide to do so, we will issue the preferred stock in the form of depositary shares. Each depository share will represent a fraction or multiple of a share of a particular series of preferred stock and will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional or multiple shares of preferred stock in accordance with the terms of the prospectus supplement or other offering materials.

The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us having its principal office in the United States and having a combined capital and surplus of at least $50,000,000, as preferred stock depositary. Each owner of a depositary share will be entitled to all the rights and preferences of the underlying preferred stock, including dividend, voting, redemption, conversion and liquidation rights, in proportion to the applicable fraction of a share of preferred stock represented by the depositary share.

Dividends and Other Distributions

The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of the deposited preferred stock to the record holders of depositary shares relating to the underlying preferred stock in proportion to the number of the depositary shares owned by the holders.

The preferred stock depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled to these distributions. If the preferred stock depositary determines that it is not feasible to make a distribution, it may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the depositary shares.

Conversion or Exchange of Preferred Stock

If a series of preferred stock represented by depositary shares is subject to conversion or exchange, the applicable prospectus supplement will describe the rights or obligations of each record holder of depositary receipts to convert or exchange the depositary shares.

Redemption of Preferred Stock

If we redeem a series of preferred stock represented by depositary shares, the depositary shares will be redeemed from the proceeds received by the preferred stock depositary resulting from the redemption, in whole or in part, of the applicable series of preferred stock. The depositary shares will be redeemed by the preferred stock depositary at a price per depositary share equal to the applicable fraction of the redemption price per share payable in respect of the shares of preferred stock so redeemed.

Whenever we redeem shares of preferred stock held by the preferred stock depositary, the preferred stock depositary will redeem as of the same date the number of depositary shares representing shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by the preferred stock depositary by lot or ratably or by any other equitable method as the preferred stock depositary decides.

Withdrawal of Preferred Stock

Unless the related depositary shares have previously been called for redemption, any holder of depositary shares may receive the number of whole shares of the related series of preferred stock and any money or other property represented by those depositary shares after surrendering the related depositary receipts at the corporate trust office of the preferred stock depositary. Holders of depositary shares making these withdrawals will be entitled to receive whole shares of preferred stock on the basis set forth in the prospectus supplement or other offering materials for that series of preferred stock.

However, holders of whole shares of preferred stock will not be entitled to deposit that preferred stock under the deposit agreement or to receive depositary shares for that preferred stock after withdrawal. If the depositary shares surrendered by the holder in connection with withdrawal exceed the number of depositary shares that represent the number of whole shares of preferred stock to be withdrawn, the preferred stock depositary will deliver to that holder at the same time new depositary receipts evidencing the excess number of depositary shares.

Voting Deposited Preferred Stock

When the preferred stock depositary receives notice of any meeting at which the holders of any series of deposited preferred stock are entitled to vote, the preferred stock depositary will mail the information contained in the notice to the record holders of the depositary shares relating to the applicable series of preferred stock. Each record holder of the depositary shares on the record date will be entitled to instruct the preferred stock depositary to vote the amount of the preferred stock represented by the holder’s depositary shares. To the extent possible, the preferred stock depositary will vote the amount of the series of preferred stock represented by depositary shares in accordance with the instructions it receives.

We will agree to take all reasonable actions that the preferred stock depositary determines are necessary to enable the preferred stock depositary to vote as instructed. The preferred stock depositary will vote all shares of any series of preferred stock held by it proportionately with instructions received if it does not receive specific instructions from the holders of depositary shares representing that series of preferred stock.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the preferred stock depositary. However, any amendment that imposes additional charges or materially and adversely alters the existing rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the affected depositary shares then outstanding. Holders who retain their depositary shares after the amendment becomes effective will be deemed to agree to the amendment and will be bound by the amended deposit agreement. The deposit agreement automatically terminates if:

•	all outstanding depositary shares have been redeemed;

•	each share of preferred stock has been converted into or exchanged for common stock; or

•	a final distribution in respect of the preferred stock has been made to the holders of depositary shares in connection with any liquidation, dissolution or winding up of Delta.

We may terminate the deposit agreement at any time and the preferred stock depositary will give notice of that termination to the record holders of all outstanding depositary receipts not less than 30 days prior to the termination date. In that event, the preferred stock depositary will deliver or make available for delivery to holders of depositary shares, upon surrender of the related depositary receipts, the number of whole or fractional shares of the related series of preferred stock as are represented by those depositary shares.

Charges of Preferred Stock Depositary; Taxes and Other Governmental Charges

No fees, charges and expenses of the preferred stock depositary or any agent of the preferred stock depositary or of any registrar will be payable by any person other than us, except for any taxes and other governmental charges and except as provided in the deposit agreement. If the preferred stock depositary incurs fees, charges or expenses for which it is not otherwise liable at the election of a holder of depositary shares or other person, that holder or other person will be liable for those fees, charges and expenses.

Resignation and Removal of Depositary

The preferred stock depositary may resign at any time by delivering to us notice of its intent to do so, and we may at any time remove the preferred stock depositary. Any resignation or removal will take effect upon the appointment of a successor preferred stock depositary and its acceptance of the appointment. A successor preferred stock depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The preferred stock depositary will forward all reports and communications from Delta which are delivered to the preferred stock depositary and which we are required to furnish to the holders of the deposited preferred stock.

Neither the preferred stock depositary nor Delta will be liable if it is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the deposit agreement. The obligations of Delta and the preferred stock depositary under the deposit agreement will be limited to performance with honest intentions of their duties under the agreement and they will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares, depositary receipts or shares of preferred stock unless satisfactory indemnity is furnished. Delta and the preferred stock depositary may rely upon written advice of counsel or accountants, or upon information provided by holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

LEGAL MATTERS

Davis Graham & Stubbs LLP of Denver, Colorado has provided its opinion on the validity of the securities offered by this prospectus.

EXPERTS

Independent Registered Public Accountants

Our consolidated financial statements as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2008, consolidated financial statements contains an explanatory paragraph that states that we have suffered recurring losses from operations, have a working capital deficiency, and were not in compliance with our debt covenants as of December 31, 2008, which raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The audit report refers to the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, effective as of January 1, 2007.

Reserve Engineers

Certain information incorporated by reference in this prospectus regarding estimated quantities of oil and natural gas reserves associated with our oil and gas properties, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by Ralph E. Davis Associates, Inc., independent reserve engineers. The reserve information is incorporated by reference herein in reliance upon the authority of said firm as experts with respect to such reports.

70,000,000 shares

Common stock

Prospectus supplement

Joint Book-Running Managers

J.P.Morgan	BMO Capital Markets	Deutsche Bank Securities

Senior Co-Manager

Barclays Capital

Co-Managers

KeyBanc Capital Markets
Natixis Bleichroeder Inc.
Capital One Southcoast

May   , 2009

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.